FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2003

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

..............................................................................

Translation of registrant's name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

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Address of principal executive offices

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

INFORMATION TO BE INCLUDED IN REPORT

1. Information Required to Make Public

Pursuant to Article 24-5 of the Securities Exchange Law of Japan (Law No. 25 of 1948, as amended hereinafter the “Law”), the registrant filed on December 19, 2002 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan and five stock exchanges in Japan a Semi-Annual Report (hanki-hokokusho) for the 134th Fiscal Period from April 1, 2002 to September 30, 2002 prepared in the Japanese language. Said Semi-Annual Report (hanki-hokokusho) was made public in Japan by the Kanto Local Finance Bureau and by those exchanges. The English translation of the Semi-Annual Report (hanki-hokokusho) is attached hereto.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
KOMATSU LTD.

(Registrant)

Date: January 28, 2003	By: /s/ Kenji Kinoshita

Kenji Kinoshita
Executive Officer

Interim Report

From April 1 to September 30, 2002

(134th Term)

Komatsu Ltd.

349001

Interim Report

From April 1 to September 30, 2002
(For the 134th Term)

To: Director of the Kanto Local Finance Bureau

(Filed on December 19, 2002)

Name: **Komatsu Ltd.**
Representative: Masahiro Sakane, President

Head Office: 2-3-6 Akasaka, Minato-ku, Tokyo 107-8414 Tel: 81-3-5561-2604
Contact: Atsuhiro Ozawa, General Manager
Corporate Accounting Department

Office nearest to the bureau: same as above Tel: same as above
Contact: same as above

Securities exchanges which the Company is obliged to provide with copies of the report in question:

Name	Address
Tokyo Stock Exchange	2-1 Nihonbashi-Kabutocho, Chuo-ku, Tokyo
Osaka Securities Exchange	1-6-10 Kitahama, Chuo-ku, Osaka
Nagoya Stock Exchange	3-3-17 Sakae, Naka-ku, Nagoya
Fukuoka Stock Exchange	2-14-2 Tenjin, Chuo-ku, Fukuoka
Sapporo Stock Exchange	5-14-1 Minami-Ichijo-Nishi, Chuo-ku, Sapporo

Table of contents

Part 1 Business Information 1

1 Outline of the Company 2

1. Principal Business Indicators 2
2. Lines of Businesses 4
3. Subsidiaries and Affiliates 4
4. Employees 6

2 Review of Operations 7

1. Overview of Performance 7
2. Production, Orders Received, and Sales 9
3. Issues Ahead 10
4. Managerial Contracts 10
5. Research and Development Activities 11

3 Plants and Equipment 13

1. Principal Plants and Equipment 13
2. Plans for Installation and Disposal of Plants and Equipment 13

4 Filing Company 14

1. Company Shares 14
   (1) Number of Authorized Shares for Issuance 14
   (2) Share Subscription Rights 14
   (3) Total Number of Shares Issued and Outstanding and Paid-In Capital 15
   (4) Principal Shareholders 15
   (5) Voting Rights 17
2. Share Price 18
3. Directors and Corporate Officers 18

5 Accounting 19

1. Consolidated Interim Financial Statements, etc. 20
   (1) Consolidated Interim Financial Statements 20
   (2) Others 40
2. Nonconsolidated Interim Financial Statements 41

Part 2 Information on Companies by which the Liabilities of the Filing Company are Guaranteed 46

Part1 Business Information

1 Outline of the Company

1. Principal Business Indicators

(1) Consolidated basis

Business term	132nd term (interim)	133rd term (interim)	134th term (interim)	132nd term	133rd term
Accounting period	Interim term (Apr. 1 to Sep. 30, 2000)	Interim term (Apr. 1 to Sep. 30, 2001)	Interim term (Apr. 1 to Sep. 30, 2002)	Fiscal year (Apr. 1, 2000 to Mar. 31, 2001)	Fiscal year (Apr. 1, 2001 to Mar. 31, 2002)
Net sales (Millions of yen)	554,530	505,455	518,429	1,096,369	1,035,891
Income (loss) before income taxes (Millions of yen) (Note 2)	11,195	(50,857)	5,652	20,064	(106,724)
Net income (loss) (Millions of yen)	3,152	(42,665)	1,858	6,913	(80,621)
Shareholders' equity (Millions of yen)	472,002	424,210	383,123	474,257	395,143
Total assets (Millions of yen)	1,388,875	1,300,430	1,301,373	1,403,195	1,340,282
Shareholders' equity per share (Yen) (Note 3)	493.46	444.45	401.87	497.12	414.02
Net income (loss) per share (Yen) (Note 4)	3.29	(44.69)	1.95	7.24	(84.46)
Net diluted income (loss) per share (Yen) (Note 5)	3.29	(44.69)	1.95	7.24	(84.46)
Equity ratio (%)	34.0	32.6	29.4	33.8	29.5
Cash flows from operating activities (Millions of yen)	21,268	41,793	10,789	69,976	60,321
Cash flows from investing activities (Millions of yen)	607	(19,601)	(27,211)	(35,142)	(16,933)
Cash flows from financing activities (Millions of yen)	(47,584)	(34,651)	27,744	(75,863)	(40,455)
(Interim) term-end balance of cash and cash equivalents (Millions of yen)	54,713	29,138	56,396	39,760	45,392
Number of employees	30,903	31,372	31,209	32,002	30,760

Notes: 1. Amounts equivalent to consumption taxes are not included in the net sales figure.

2. The Company prepares the financial statements in accordance with generally accepted accounting principles in the United States (US GAAP), under which the category of ordinary income, which usually appears on the above table, is not recognized. In place of ordinary income, as a principal performance indicator, the Company has adopted income (loss) before income taxes, minority interests and equity in earnings on the statements of income.

3. Calculated based on the number of ordinary shares issued and outstanding as of the term-end.

4. Calculated based on the average number of ordinary shares outstanding during the term.

5. Calculated based on weighted average number of ordinary shares outstanding and ordinary assuming that convertible bonds are fully converted. Amounts for net diluted income (loss) per share are same as net income (loss) per share, as no dilution was recognized.

(2) Non-consolidated basis

Business term	132nd term (interim)	133rd term (interim)	134th term (interim)	132nd term	133rd term
Accounting period	Interim term (Apr. 1 to Sep. 30, 2000)	Interim term (Apr. 1 to Sep. 30, 2001)	Interim term (Apr. 1 to Sep. 30, 2002)	Fiscal year (Apr. 1, 2000 to Mar. 31, 2001)	Fiscal year (Apr. 1, 2001 to Mar. 31, 2002)
Net sales (Millions of yen)	206,929	183,367	174,491	430,270	382,908
Ordinary income (Millions of yen)	4,307	2,587	4,864	11,281	3,794
Net income (loss) (Millions of yen)	3,719	(21,909)	4,426	7,222	(41,828)
Paid-in capital (Millions of yen)	70,120	70,120	70,120	70,120	70,120
Total number of shares issued and outstanding (Thousands of shares)	958,921	958,921	958,921	958,921	958,921
Shareholders' equity (Millions of yen)	478,652	445,007	419,515	473,794	418,818
Total assets (Millions of yen)	752,793	704,622	676,642	765,446	685,922
Shareholders' equity per share (Yen)	499.16	464.07	440.04	494.09	438.83
Net income (loss) per share (Yen)	3.87	(22.85)	4.64	7.52	(43.81)
Net diluted income (loss) per share (Yen) (Note 2)	—	—	—	—	—
Dividend applicable to term (Yen)	3.00	3.00	3.00	6.00	6.00
Equity ratio (%)	63.6	63.2	62.0	61.9	61.1
Number of employees	6,329	6,321	5,957	6,179	5,859

Notes:
1. Amounts equivalent to consumption taxes are not included in the net sales figure.
2. Figures for net diluted income (loss) per share are omitted. Reasons are as follows. For the term ended March 31, 2001 issuance of convertible bonds in prior terms proved to be antidilutive of net income. For the term ended March 31, 2002, the Company posted a net loss. During the six-month reporting period, the Company acquired own shares required for share subscription rights agreement under a stock option scheme. However, the share acquisition did not cause dilution of net income per share as the average stock price was lower than the exercise price of the subscription rights, and issuance of convertible bonds in prior terms proved to be antidilutive of net income per share.
3. Beginning with the full term ended March 31, 2002, treasury stock was treated as a deduction from shareholders' equity. Equity per share, net income (loss) per share and net diluted income (loss) per share were calculated based on the total number of shares issued and outstanding less the number of treasury shares
4. Beginning with the six-month period ended September 30, 2002, the Company applied new accounting standards (Accounting Standard for Calculation of Net Income per Share; Corporate Accounting Standards No. 2, and Practical Guideline for Accounting Standard for Calculation of Net Income per Share; Practical Guideline of Corporate Accounting Standards No.4) to calculation of equity per share, net income per share and net diluted income per share.

2. Lines of businesses

The consolidated financial statements for the interim term of the Company were prepared based on "Rules and Regulations on Terminology, Formats and Preparation Methods of the Interim Consolidated Financial Statements" (1999 Ministry of Finance Ordinance No.24, Article 81). At the same time, the financial statements were in conformity with US GAAP. Disclosure was made for subsidiaries and affiliates in accordance with US GAAP, based on the financial statements in question. The same principle shall be applied to Section 2 Business Operations and Section 3 Plants and Equipment.

The Group (the filing company and subsidiaries and affiliates) carries out a wide range of activities from research and development, production and sales to post-sales services for the "Construction and Mining Equipment," "Electronics" and "Others" business segments.

(Construction and Mining Equipment)
No significant changes
[Change in status of principal subsidiaries]
Exclusion from the scope of consolidation due to merger: Komatsu Mining Systems, Inc., Komatsu Reman North America, Inc.
Inclusion in the scope of consolidation due to increase in equity stake: Komatsu Shantui Construction Machinery Co., Ltd

(Electronics)
No significant changes
[Change in status of principal subsidiaries]
Nothing to be mentioned

(Others)
No significant changes
[Change in status of principal subsidiaries]
No significant changes

3. Subsidiaries and Affiliates

During the six months ended September 30, 2002, the following companies were included in the scope of consolidation as subsidiaries or equity method affiliates of the filing company.

Name	Location	Investment in capital	Business lines	Percentage of shares with voting rights	Business activities	Remarks
(Consolidated subsidiaries) N.K. Lease Ltd.	Niigata	(Millions of yen) 60	Construction & mining equipment	(%) (100.0) 100.0	Rental of Komatsu equipment	
Komatsu Rental Tokyo Ltd.	Kawasaki, Kanagawa	68	Construction & mining equipment	(88.2) 100.0	Rental of Komatsu equipment	
Sun Rental Ltd.	Shizuoka	75	Construction & mining equipment	(100.0) 100.0	Rental of Komatsu equipment	
Marusan Lease Ltd.	Kagamigahara, Gifu	10	Construction & mining equipment	(100.0) 100.0	Rental of Komatsu equipment	
Komatsu Rental Chugoku Ltd.	Saeki-ku, Hiroshima	610	Construction & mining equipment	(100.0) 100.0	Rental of Komatsu equipment	
Komatsu Rental Kagoshima Ltd.	Aira-gun, Kagoshima	90	Construction & mining equipment	(99.2) 99.2	Rental of Komatsu equipment	
Rialto Ltd.	Minato-ku, Tokyo	30	Construction & mining equipment	85.0	Rental of Komatsu equipment	
Komatsu Italia S.p.A.	Noventa, Italy	EUR4 million	Construction & mining equipment	(100.0) 100.0	Sale of Komatsu equipment and parts	
(Equity-method affiliates) K.B.C. Machinery Ltd.	Ishikari, Hokkaido	(Millions of yen) 400	Construction & mining equipment	(10.0) 50.0	Leasing, sale and maintenance of tunneling machinery	
Sanuki Lease Ltd.	Takamatsu, Kagawa	660	Construction & mining equipment	(1.3) 45.7	Leasing of Komatsu equipment	
Solar Grade Silicon LLC	Moses Lake, U.S.A.	—	Electronics	(50.0) 50.0	Manufacture of polycrystalline silicon	*2

In August 2002, the equity-method affiliate Komatsu Shantui Construction Machinery Co., Ltd. was included in the scope of consolidation through acquisition of additional shares.

Name	Location	Investment in capital	Business lines	Percentage of shares with voting rights	Business activities	Remarks
Komatsu Shantui Construction Machinery Co., Ltd.	Shandong, China	US$21 million	Construction & mining equipment	(%) (30.0) 60.0	Production and sale of construction machinery under Komatsu brand-name	

In April 2002 Komatsu Miyagi Ltd. was excluded from the scope of consolidation due to sale of equity stakes and Komatsu Okayama Ltd. and Komatsu Yamaguchi Ltd. were excluded from the scope of consolidation due to merger with Komatsu Hiroshima Ltd., resulting in formation of Komatsu Chugoku Ltd.

In July 2002, Komatsu Kinki Ltd. absorbed three companies—Komatsu Kyoto Ltd., Komatsu Nara Ltd. and Komatsu Minami Kinki Ltd., as a result of which the three companies were excluded from the scope of consolidation.

In September 2002, Komatsu Parts Ltd. was liquidated.

In April 2002, Komatsu America Corp. absorbed Komatsu Mining Systems, Inc. and Komatsu Reman North America, Inc., as a result of which the two companies were excluded from the scope of consolidation.

Name	Location	Investment in capital	Business lines	Percentage of shares with voting rights	Business activities	Remarks
Komatsu Miyagi Ltd.	Miyagino-ku, Sendai	(Millions of yen) 80	Construction & mining equipment	(%) 100.0	Sale, repair, and maintenance of Komatsu construction machinery	*1
Komatsu Kyoto Co., Ltd.	Muko City, Kyoto	50	Construction & mining equipment	(100.0) 100.0	Sale, repair, and maintenance of Komatsu construction machinery	*1
Komatsu Minami Kinki Ltd.	Wakayama City	50	Construction & mining equipment	(100.0) 100.0	Sale, repair, and maintenance of Komatsu construction machinery	*1
Komatsu Nara Ltd.	Tenri, Nara	20	Construction & mining equipment	(100.0) 100.0	Sale, repair, and maintenance of Komatsu construction machinery	*1
Komatsu Okayama Ltd.	Okayama City	50	Construction & mining equipment	100.0	Sale, repair, and maintenance of Komatsu construction machinery	*1
Komatsu Yamaguchi Ltd.	Yamaguchi City	400	Construction & mining equipment	100.0	Sale, repair, and maintenance of Komatsu construction machinery	*1
Komatsu Parts Ltd.	Chiyoda-ku, Tokyo	175	Construction & mining equipment	(6.9) 100.0	Sale of parts for repair of construction machinery, and other machinery & tools	*1
Komatsu Mining Systems, Inc.	Vernon Hills, U.S.A.	(Millions of U.S. dollars) 65	Construction & mining equipment	(100.0) 100.0	Manufacture and sale of mining machinery under Komatsu brand-name Has interlocking directorships	*1
Komatsu Reman North America, Inc.	Lexington, U.S.A.	(Millions of U.S. dollars) 9	Construction & mining equipment	(100.0) 100.0	Sale of recycled engines, transmissions, and hydraulic machinery	*1

Notes: 1. "Business lines" shows the business activities of each company.

2. Figures in parentheses of "Percentage of shares with voting rights" refer to the total of indirect ownership.

3. *1 Figures for "Percentage of shares with voting rights" are stated as of March 31, 2002.

4. *2 Solar Grade Silicon LLC is a limited liability company based on a joint-venture with equal equity stakes on a 50/50 basis in conformity with the laws of Delaware State. The Company has invested a total sum of US$3 million as paid-in capital through a subsidiary, Advanced Silicon Materials LLC.

4. Employees

(1) Group (on a consolidated basis)

As of September 30, 2002

Business segment	Number of Employees
Construction & mining equipment	21,103
Electronics	3,264
Others	6,431
Inter-segment (all companies)	411
Total	31,209

Notes: 1. Number of employees refers to employees currently working. Casual employees are omitted as they amount to less than 10% of total employees.

2. Number of employees under "Inter-segment (all companies)" refers to employees working for administrative departments who cannot be classified into specific business segments.

(2) Filing Company (on a non-consolidated basis)

As of September 30, 2002

Number of employees	5,957

Note: Number of employees refers to employees currently working. Casual employees are omitted as they amount to less than 10% of total employees.

(3) Labor Union

Nothing special to be mentioned

2 Review of Operations

1. Overview of Performance

(1) Business Performance

During the interim period ended September 30, 2002, consolidated net sales totaled ¥518.4 billion, up 2.6% from the previous first half, with corresponding operating income of ¥14.3 billion, up from a loss of ¥5.3 billion a year earlier, and net income of ¥1.8 billion, compared with a net loss of ¥42.6 billion. The following is a review of each business segment.

[1] Construction and Mining Equipment

In the construction and mining equipment segment, sales totaled ¥374.3 billion, up 4.9% from the corresponding period last year, and operating income was ¥13.6 billion, compared with ¥200 million in the previous first half.

During the six-month reporting period, the decline in demand for construction equipment within Japan persisted. Komatsu sought to secure new sales by extending the range of its new GALEO series, and continued to cultivate demand in downstream fields such as rental business, sales of used equipment, and the supply of parts and services. In rental business the Company stepped up the promotion of the comprehensive rental of civil engineering equipment by Group rental companies. In the field of sales of used equipment there was an increase in export sales, primarily to Southeast Asia, and steps were taken to boost earnings by strengthening collaboration with Komatsu Used Equipment Corp., the subsidiary in charge of the buying and selling of used equipment, and with Komatsu distributors in Japan. The used-equipment auctions held regularly by Komatsu Used Equipment continued to attract large numbers of Japanese and overseas customers, and achieved greater success. Meanwhile in the field of services, Komatsu vigorously marketed its new contractual service product — the Komatsu All Support Package — which covers an array of services ranging from maintenance and repairs to compensation for damage resulting from theft or accidents. Structural change in the Japanese market was addressed by a revision of the Company's sales structure, including the broadening of the area coverage of major distributors, but these efforts were insufficient to offset the fall in demand.

On the production side, the Company improved and strengthened its earnings structure through exhaustive measures to reduce production costs as part of a Company-wide business structure reform project. Although buoyant exports offset the decline in demand within Japan, overall production volume at the Company's plants was below its year-earlier level.

In North America, demand for construction equipment continued to slide during the first half. In the face of these conditions, Komatsu America Corp. increased market share by reinforcing the sales capabilities of its distributors and launching and expanding sales of the GALEO series. Komatsu also established the North American Development Division as part of the enhancement of local product development and product support capabilities. In the field of utility (compact) equipment Komatsu America commenced full-scale production of backhoe loaders at its Newberry Plant in South Carolina.

The field of mining equipment suffered a sharp fall in demand in contrast to a buoyant period in 2001, but Komatsu America devoted efforts to expanding sales of large bulldozers and other equipment for which demand showed only a relatively moderate decline, and to increasing the number of contracts for repair and maintenance services. In consequence, overall North American sales were maintained at approximately the same level as in the corresponding period of the previous year.

In Europe, the market for construction equipment continued to contract, impacted by the sluggishness of demand in Germany, the largest European market. Nevertheless, Komatsu steadily expanded market share and boosted sales through the introduction of new models, principally equipment produced by local subsidiaries. Examples of these are wheel loaders by Komatsu Hanomag AG, hydraulic excavators by Komatsu UK Ltd., and skid steer loaders by Komatsu Utility Europe S.p.A.

In China, there was a continuing rise in demand for construction equipment. Komatsu was able to increase sales, centered on hydraulic excavators manufactured by Komatsu Shantui Construction Machinery Co., Ltd., a joint venture with Chinese interests. In response to market expansion Komatsu further strengthened its local distributors, improving their sales and after-sales-service capabilities.

In August 2002 the Komatsu Group's stake in Komatsu Shantui Construction Machinery was raised to 60%, transforming the company into a consolidated subsidiary. This has positioned Komatsu to assume the leading role in expanding the business of this new subsidiary more aggressively.

In Southeast Asia Komatsu substantially enlarged its share of the market for hydraulic excavators by launching new models in its newly introduced GALEO series, and also increased sales of mining equipment in Indonesia. As a result, Komatsu achieved growth in sales of construction and mining equipment at a rate that outpaced growth in demand in this region.

In the Oceania region there were brisk sales of new models of Komatsu's PC200 hydraulic excavator, and sales of mining equipment also grew. In the Middle East the Company accurately took advantage of market expansion, achieving substantial sales growth relative to the corresponding period of the previous year. In spite of falling demand in Africa, Komatsu engaged in sales and service activities closely attuned to local conditions, particularly in South Africa, the region's largest market. This resulted in a substantial increase in market share and the achievement of year-on-year sales growth. In a region of extensive demand not only for hydraulic excavators but also for bulldozers, wheel loaders, dump trucks, and an array of other machines, Komatsu capitalized on its advantages as a full-line manufacturer of construction equipment, and boosted sales as a result.

Total production in the construction and mining equipment segment increased by 4.3% from the previous first half, to approximately ¥357.7 billion on a consolidated and sales price basis.

[2] Electronics segment

Consolidated sales in the electronics segment increased 5.4% from the previous first half, to ¥43.4 billion, and posted an operating loss of ¥40 million compared with a year-earlier operating loss of ¥4.8 billion. On a non-consolidated basis, net sales in this segment fell below the year-earlier level, in spite of efforts such as the launch of new network information terminal products.

Komatsu Electronic Metals Co., Ltd. continued its efforts to generate earnings and reinforce its corporate strengths. Steps taken included reinforcing the competitiveness of the 200 mm silicon wafer, its mainstay product, undertaking aggressive sales and servicing activities in Japan and overseas, and rebuilding its production system for discrete wafers. As a result, it achieved consolidated sales for the period of ¥32.5 billion, boosted by a recovery in demand during the first half part of the period. This was accompanied by a return to profitability, ordinary income rising to ¥1.2 billion.

According to plan, Komatsu Electronic Metals Co., Ltd. also implemented a phased expansion of production capacity for 300 mm wafers in anticipation of future market expansion. Orders received for silicon wafers increased by 26.6% from the previous first half, to ¥31.8 billion (total sales of Komatsu Electronic Metals Co., Ltd. on a consolidated basis, at sales prices).

Formosa Komatsu Silicon Corporation, a subsidiary of Komatsu Electronic Metals, worked to carve out market share not only in Taiwan but also in China and Southeast Asia, and also addressed other areas such as the enhancement of its production efficiency. As a result, it raised the ratio of prime wafers (Note 1), and substantially improved its profitability.

Advanced Silicon Materials LLC (ASiMI) consolidated its production plants at the end of the previous fiscal year, judging that it would take some considerable time to resolve the gap between polycrystalline silicon supply and demand. In consequence, ASiMI endeavored to switch its earnings structure by focusing production on high-value-added products such as FZ rods and monosilane gas, and improving productivity. As a result of these efforts, it was able to maintain sales at around the same level as in the previous first half, and although it posted a loss, the loss represented a substantial improvement from the bottom suffered in the preceding six-month period.

In September this year ASiMI established Solar Grade Silicon LLC (SGS), a 50:50 joint venture with Silicon Technologies AS, a subsidiary of Renewable Energy Corporation AS (REC) of Norway. SGS will produce polycrystalline silicon for solar cells at the Moses Lake Plant, which was contributed by ASiMI as an investment in kind. For its part, REC plans to input the majority of SGS's requirement for technology-development funds and working capital, while ASiMI plans to steadily reduce its equity holdings in the joint venture in the future, cutting back its stake to 25% within three years.

Komatsu Electronics, Inc. suffered a decline in sales of thermoelectric modules under the impact of the prolonged curb on investment in telecommunications facilities in North America. As a result, earnings declined from the corresponding period in the previous year.

Total production in the electronics segment totaled approximately ¥38.5 billion on a consolidated and sales price basis, which was at around the same level as in the previous first half.

Note 1: prime wafers: Wafers that are of high quality for testing use in semiconductor devices, not for testing use.

[3] Other business segment

The consolidated sales of other businesses totaled ¥121.9 billion, down 3.0% from the previous first half, and operating income was ¥2.8 billion, up 18.8% from the previous first half.

Komatsu's large-press machine business faced very difficult conditions characterized by increasingly intense competition from both Japanese and foreign press machine builders, as Japanese automobile and automotive-parts manufacturers transferred production overseas and the industry underwent global reorganization. Given this environment, capital investment by the automotive industry declined, and Komatsu's sales of large press machinery fell from the year-earlier level.

Sales to Japan's Defense Agency fell slightly from the previous first half, but remained robust.

Komatsu Industries Corporation conducted a proactive sales-promotion program focused on products with unique features, such as the H1F and H2F Hybrid AC Servo Press Series, while strengthening its overseas operations. As a result, in spite of a decline in sales of sheet metal machinery, sales generated by medium-sized press machinery and services continued to grow, enabling the company to post earnings at about the same level as in the corresponding period last year.

Komatsu Forklift Co., Ltd. introduced new models of its mainstay engine-driven forklift trucks, launching them in the Japanese market as the LEO-NXT series. The company conducted vigorous marketing focused on the LEO-NXT, which features enhanced handling and traveling capabilities, and the battery-driven ARION Plus forklift series. As a result of these efforts, in the face of a decline in demand for forklift trucks in Japan, the company's sales fell only very slightly.

Turning to overseas markets, in spite of a decline in demand in the United States, the world's largest market, the company worked to secure sufficient sales volume and achieved an increase in market share there. In Europe, sales declined as a result of sluggish market conditions, but sales in China, Southeast Asia, and the Middle East increased. The net result of this was that total overseas sales of industrial vehicles stayed at about the same level as in the corresponding period last year. Consolidated sales of Komatsu Forklift totaled ¥44.1 billion, registering a slight decline from the previous first half, but ordinary income showed improvement to ¥800 million, an increase over the previous first half, aided by reductions in fixed costs.

Komatsu Zenoah Co.'s agricultural and forestry equipment business saw growth in domestic sales of EZ Start brushcutters and chainsaws, which feature significantly improved ignition. On the other hand, sales of ecology-oriented products fell owing to a decline in demand. Overseas, U.S. sales faltered as a result of inventory adjustments, while sales of products such as

brushcutters and hobby engines in Europe and China were brisk, pushing overseas sales up over the previous first half. As a result of these factors, Komatsu Zenoah's total sales of agricultural and forestry equipment also rose above the year-earlier level.

Note: The amounts relating to consolidated subsidiaries mentioned in the descriptions above are in accordance with Japanese accounting principles.

Review of consolidated segment results by region

[1] Japan
Sales in Japan totaled ¥339.0 billion, up 0.8% from the previous first half, and operating income was ¥10.0 billion, compared with an operating loss of ¥1.3 billion a year earlier. In the construction and mining equipment segment, demand in Japan continued to fall, leading to a decline in sales, but export sales were brisk. The electronics segment benefited from the recovery in semiconductor-related demand in the first part of the semiannual period ended September 30, 2002, and both sales and earnings were above year-earlier levels.

[2] The Americas
Sales in the Americas totaled ¥137.9 billion, up 3.6% from the previous first half, and operating income was ¥100 million, compared with an operating loss of ¥2.3 billion a year earlier. In the construction and mining equipment segment, the recovery in demand was delayed, but a year-on-year increase in sales was achieved as a result of factors such as the introduction of new products and the enhancement of the sales capabilities of distributors. There was also an improvement in the earnings of the electronics segment. This resulted not only from a recovery in demand in semiconductor-related markets, but also from the improvement and reinforcement of the operating strengths of local subsidiaries achieved by means of impairment write-offs made during the previous fiscal year.

[3] Europe
In Europe, sales totaled ¥69.5 billion, up 20.0% from the previous first half, while operating income was ¥1.7 billion, representing a 23.0% rise. In the construction and mining equipment segment, market share was increased through the introduction of new products, in spite of the sluggishness of the German market, the largest in the region, and a persistent fall in demand.

[4] Other regions
In other regions the Company posted consolidated net sales of ¥66.0 billion, up 33.3% from the previous first half, and operating income of ¥3.1 billion, compared with a year-earlier operating loss of ¥400 million. In the construction and mining equipment segment there was a sustained large-scale increase in demand in China, accompanied by sales growth in Southeast Asia, Oceania, the Middle East, and Africa. The electronics segment, meanwhile, Formosa Komatsu Silicon Corporation recorded a substantial increase in earnings.

(2) Cash Flows

During the first half ended September 30, 2002, consolidated cash and cash equivalents increased by ¥11.0 billion from the end of the previous fiscal year, to ¥56.3 billion at the end of the half. Net cash provided by operating activities declined by ¥31.0 billion from the previous first half, to ¥10.7 billion. This was because, in spite of a recovery in performance by the construction and mining equipment segment and the electronics segment, structural reform implemented during the previous fiscal year necessitated the payment of early retirement benefits. Net cash used in investing activities increased by ¥7.6 billion over the previous first half, amounting to ¥27.2 billion, as a result of factors such as capital investment in manufacturing and sales, and the purchase of leased assets. Cash flows from financing activities improved by ¥62.3 billion compared with the previous first half, representing net cash provided of ¥27.7 billion. Principal components of this were the payment of early retirement benefits and the issuance of debenture bonds in the amount of ¥30.0 billion in consideration of the instability of the financial situation.

2. Production, Orders Received, and Sales

The products manufactured and sold by the Komatsu Group (Komatsu and its consolidated subsidiaries) cover an extensive range and are of numerous types and models, and the same product type may not necessarily be uniform in terms of factors such as capacity, structure, and configuration. Furthermore, there are many products that are not of the type for which orders can be placed and the product manufactured on that basis. Accordingly, the scale of production and scale of orders are not indicated in terms of their value and quantity broken down by category and business segment. In view of this, the status of production, orders, and sales is shown in relation to the results in each individual business segment in "1. Overview of Performance" above.

3. Issues Ahead

The operating environment for the Company and the Komatsu Group was shrouded by uncertainty during the first half of the current fiscal year, and is expected to remain so. Given these circumstances, Komatsu will take steps to increase the corporate value of the entire Group. These will include the further strengthening of corporate governance, the improvement of profitability and a swift recovery in business results, concentrating on the following four areas:

[1] To accelerate the implementation of the New Growth Strategy for the Construction and Mining Equipment Business,

[2] To reinforce the base for competitiveness by reducing fixed and production costs,

[3] To facilitate self-driven reconstruction of the electronics business, and

[4] To promote reform based on the "Spirit of Manufacturers" concept.

Overseas demand for construction and mining equipment is on an incline toward medium- and long-term growth, although we should anticipate the ups and downs affected by changing economic and business conditions. Amid such an environment, it is crucial that Komatsu constantly enhance its product competitiveness in order to accelerate the implementation of the New Growth Strategy. As part of the reform based on the "Spirit of Manufacturers" commitment, our Development and Production divisions are taking up the challenge of developing unrivaled products with which we will overwhelm our competitors, while reinforcing our cost-competitiveness as a unified team. We are well prepared to sharpen our presence in all markets around the world as we continue to steadily launch such products.

In Japan, we are capitalizing on the structural change of the market. By accelerating the pace of developing new business models in the after-sales downstream markets, such as those for rental equipment, used equipment, parts and services, in addition to the launching of new products, we are determined to shape the construction and mining equipment business of the future.

To strengthen our cost-competitiveness, we reached a specific agreement with Hitachi Construction Machinery Co., Ltd. for collaboration in the production and joint procurement primarily of components for hydraulic excavators in October this year. We are also going to consign the production of wheel loader cabs to Volvo Construction Equipment N.V. While keeping fair competition with these alliance partners in sales and services, we are going to build on collaborative relations within a framework that will not affect our product originality but will allow us to obtain specific results from each collaboration.

While working to reduce costs at our overseas plants, we are also going to further add on the benefits of reduced fixed costs, thereby reinforcing the earnings foundation of each business.

With respect to our electronics business, we will ensure that each business unit will establish a management structure capable of meeting changes in its respective market, thereby further promoting self-driven reconstruction.

The cornerstone of Komatsu's management lies in its commitment to Quality and Reliability in order to maximize the corporate value of the Company. During the interim period ended September 30, 2002, we secured a foothold to upturn our business performance. To make this footing firm, all Komatsu Group employees worldwide, including those of us in management, are determined to work with collective expertise and speed on the above tasks.

4. Managerial Contracts

[1] In April 2002, Komatsu and Hitachi Construction Machinery Co., Ltd., concluded a basic agreement to begin studying collaboration in production and procurement, primarily for components for construction and mining equipment. One of the objectives of this agreement was to further enhance cost-competitiveness. As a result of studies by both companies pursuant to that agreement, in October 2002 Komatsu executed a basic contract with Hitachi Construction Machinery for collaboration and implementation in specific areas.

[2] In May 2002, Komatsu and Komatsu Forklift Co., Ltd. concluded a stock-for-stock exchange agreement for the purpose of ensuring more flexible operations in the forklift business, in which competition is intensifying globally. Details are included in Note 13 (Important subsequent events) to the consolidated interim financial statements.

[3] In May 2002, Komatsu and Komatsu Zenoah Co. concluded stock-for-stock agreement for the purpose of further deepening collaboration in development and production capabilities, and of further enhancing operating efficiency and maintaining cost-competitiveness. Details are included in Note 13 (Important subsequent events) to the consolidated interim financial statements.

[4] In May 2002, Komatsu concluded a basic agreement with Linde AG of Germany to further tighten the agreement in May 2000 between the two companies and Komatsu Forklift Co., Ltd. to build a global cooperative agreement in forklift business, and to include the transformation of Komatsu Forklift into a joint-venture company. In accordance with that basic agreement, in November 2002 Komatsu and Linde AG concluded the joint-venture agreement.

[5] In July 2002, Komatsu concluded an agreement with regard to Komatsu Shantui Construction Machinery Co., Ltd., ("Komatsu Shantui"), a manufacturing and sales company for construction equipment formed as a joint-venture with Shantui Construction Machinery Co., Ltd. ("Shantui") of China, to alter the holding ratios of the joint-venture partners. Under this agreement, 20% of Komatsu Shantui shares, currently held by Shantui, were purchased by Komatsu's wholly

owned subsidiary Komatsu (China) Ltd. ("Komatsu China"), with the result that as of August 2002 Komatsu's and Komatsu China's combined holding in Komatsu Shantui rose to 60%.

[6] In September 2002 Advanced Silicon Materials LLC (ASiMI), Komatsu's consolidated subsidiary in the United States, concluded a joint-venture agreement with Silicon Technologies AS, a subsidiary of Renewable Energy Corporation AS of Norway, establishing the joint venture Solar Grade Silicon LLC for the purpose of the manufacture and sale of polycrystalline silicon for solar cells. Upon the establishment of the company, ASiMI's Moses Lake Plant, which was contributed as an investment in kind. ASiMI's initial holding is 50%, but it plans to steadily reduce this to 25% within three years.

5. Research and Development Activities

The Komatsu Group engages actively in research and development for new technologies and new products encompassing a broad range of fields that includes construction and mining equipment, environmental equipment, materials and devices in the field of electronics, and industrial machinery, based on its commitment to quality and reliability commitment.

The research structure comprises the head-office research center; the Development Centers and related technology divisions relating to construction and mining equipment of the Research Division; the Electronics Division; the Industrial Machinery Division; and the technology divisions at Group companies. During the first half, Group-wide research and development expenses, which are included in selling, general and administrative expenses, totaled ¥19,374 million. The objectives, results, and expenses of research and development for each business segment were as follows.

(1) Construction and Mining Equipment Segment

With the aim of engaging in research and development for efficient construction and mining equipment adapted to conditions globally, research and development bases have been established in Japan and overseas. An aspect of the research and development conducted there is the expansion of mutual personnel exchanges and joint development. With the mission of improving customers' productivity, work is being conducted in the following fields as medium- to long-term priority themes.

Information technology

Research and development is being carried out in such areas as information technology (remote-management technology for machines which shows machine location, working conditions and other vital information using state-of-the-art sensors and communications technology) and artificial intelligence.

Environmental technology

Research and development is also being conducted to promote energy-saving and parts recycling and re-use, and the assessment of the environmental burden by means of lifecycle assessment (LCA), based on the philosophy of making compliance with engine gas-emission regulations and lightening the burden on the global environment compatible with economic considerations such as effective use of resources. In addition, from the perspective that concern for the environment should encompass not only the earth's environment but also the human environment, research is also directed at safety and the reduction of noise and vibrations, so as to improve the environment for machine operators.

Research and development expenses in this business segment totaled ¥11,590 million. The following were the principal results of this during the current first half.

[1] Komatsu: Hydraulic excavators (PC128US-2, PC138US-2, PC1250-7, PC1800-6)
Bulldozers (D275AX-5)
Wheel loaders (WA400-5, WA430-5)
Dump trucks (HD465-7, HD605-7)
Motor graders (GD655-3)
Self-propelled crushers (BR1000JG-1)
Engines (water-emulsified fuel engines for stationary power generation, fuel production equipment)
[2] Komatsu America Corp.:
Hydraulic excavators (PC270-7)
Wheel loaders (WA380-5, WA400-5)
[3] Komatsu UK Ltd.: Hydraulic excavators (PC240-7)
[4] Komatsu Hanomag AG: Wheel loaders (WA400-5)
[5] Komatsu Mining Germany GmbH: Super-large hydraulic excavators (PC5500-6)
[6] PT Komatsu Indonesia Tbk: Bulldozers (D68ESS-12)

(2) Electronics Segment

Research and development is conducted for materials and devices for the fields of semiconductors and communications. In the

semiconductor field, research and development was conducted (Komatsu Electronic Metals Co., Ltd.) in such areas as high-purity silicon monocrystals, high-quality epitaxial wafers, heat-treated wafers, and 300 mm and other next-generation wafers, and was also conducted (Komatsu Electronics, Inc.) for semiconductor manufacture in the area of high-performance temperature-control devices such as high-temperature chemical circulators and thermoelectric module heat-exchange units. In the communications field, the research and development for thermoelectric modules and network devices used for optical communications, and information terminals (information communication terminals for mounting in construction machinery, and systems for vehicle-position management). Research and development expenses in this business segment totaled ¥3,119 million.

(3) Other Business Segment

Research and development is conducted primarily with regard to large press and sheet-metal stage-pressure machineries (Komatsu Industries Corporation) and machine tools (Komatsu Machinery Corporation) in the field of industrial machinery, and in the fields of industrial vehicles (Komatsu Forklift Co., Ltd.) and agricultural and forestry equipment (Komatsu Zenoah Co.).

In the field of industrial machinery, to cater to the need for increased productivity and flexibility in regard to large press and sheet-metal machineries, research and development was oriented toward functional enhancement and the automation of peripheral equipment. The use of engineering technologies adapting AC Servo control technologies and digital technologies (installation simulation, digital assembly) increased, and products such as large-scale module transfer presses (4,600 tons) and C-shape frame-type H1F compact AC Servo presses were developed.

In the field of industrial vehicles the LEO-NXT was developed as a new series of engine-powered forklifts, and in the field of agricultural and forestry chain saws with enhanced operability (G3500EZ), and hobby engines (G231/260PU/PUM) were developed, among other products. Overall research and development expenses in this business segment totaled ¥4,665 million, which included expenses impossible to allocate to individual business operations.

3 Plants and Equipment

1. Principal Plants and Equipment

In the six-month period ended September 30, 2002, there were no significant changes in principal equipment.

2. Plans for Installation and Disposal of Equipment

The capital investment plan (new installation and retirement) for the current full fiscal year as of the end of the previous fiscal year has been modified as of the end of the current first half as described in the table below as a result of completions or new plans made during the period. The plan amounts shown exclude amounts of investment made during the current first half.

Name of business segment	Capital investment plan amount (Millions of yen)	Principal objectives
Construction and mining equipment	18,432	Development investment, rationalization of distribution, etc.
Electronics	7,905	Increases in product quality and precision and in productivity, etc.
Other	4,777	Rationalization of production, renewal of obsolete equipment, etc.
Total	31,114	

Notes: 1. Capital investment plan amounts exclude consumption tax, etc.
2. The funds required for capital investment plan are to be allocated principally from funds on hand and from borrowings.
3. With the exception of installation and disposal as part of regular renewal of plant and equipment, there was no significant planned installation or disposal of plant and equipment.
4. The amount of capital investment in the reporting first half.

Name of business segment	Capital investment plan amount (Millions of yen)	Principal objectives
Construction and mining equipment	23,568	Development investment, rationalization of distribution, etc.
Electronics	5,095	Increases in product quality and precision and in productivity, etc.
Other	6,223	Rationalization of production, renewal of obsolete equipment, etc.
Total	34,886	

Note: The amounts of capital investment above exclude consumption tax, etc., and the funds required for capital investment were allocated principally from funds on hand, borrowings, etc.

4 Filing Company

1. Company Shares

(1) Number of Authorized Shares for Issuance

[1] Number of authorized shares for issuance

Type	Authorized shares (Shares)
Ordinary shares	3,955,000,000
Total	3,955,000,000

Note: The Company's articles of incorporation provide that if outstanding shares are cancelled, the total number of shares shall be reduced by a corresponding number of shares.

[2] Shares issued and outstanding

Type	Shares issued and outstanding at end of first half (Sept. 30, 2002)	Shares issued and outstanding at filing date (Dec. 19, 2002)	Stock exchanges where listed or securities associations where registered	Details
Ordinary shares	958,921,701	998,744,060	Tokyo, Osaka, Nagoya, Fukuoka, Sapporo, Luxembourg (Luxembourg EDR), Frankfurt (Frankfurt GBC) stock or securities exchanges	Shares without limitations on the Company's voting rights
Total	958,921,701	998,744,060	—	—

Note: The number of shares issued in the "at filing date" column does not include shares issued after December 1, 2002, until the filing date through the exercise of subscription rights (including conversion rights of convertible bonds issued under the previous Commercial Code).

(2) Share Subscription Rights

[1] Subscription rights issued pursuant to the provisions of Articles 280-20 and 280-21 of the Commercial Code are as follows.

Resolutions of the ordinary general meeting of shareholders held on June 26, 2002

	End of first half (Sept. 30, 2002)	End of month preceding filing date (Nov. 30, 2002)
Number of subscription rights (Units)	950 (Note 1)	950 (Note 1)
Type of shares to be subject of subscription rights	Ordinary shares	Ordinary shares
Number of shares to be subject of subscription rights	950,000	950,000
Amount to be paid upon exercise of subscription rights (Yen)	445 per share (Note 2)	445 per share (Note 2)
Period of exercise of subscription rights	Aug. 1, 2003 to July 31, 2008	Aug. 1, 2003 to July 31, 2008
Issue price and amount of paid-in capital from issue of shares through exercise of subscription rights (Yen)	— (Note 3)	— (Note 3)
Conditions for exercise of subscription rights	(1) Holders of subscription rights may, even after losing the status of director or employee of the Company, exercise subscription rights in accordance with the conditions prescribed in the agreements for the allotment of subscription rights concluded between the Company and the holders (hereinafter "subscription rights allotment agreements"). (2) In the event of the death of holders of subscription rights, the legal heirs may exercise subscription rights in accordance with the conditions prescribed by the subscription rights allotment agreements.	Same as left
Matters relating to transfer of subscription rights	The approval of the board of directors is required for the transfer of subscription rights.	Same as left

Notes: 1. The number of shares for one unit of subscription rights is 1,000.

2. If shares are issued on subscription rights and the Company undertakes a share split or reverse split, the paid-in amount shall be adjusted in accordance with the formula below and amounts less than one yen arising as a result of this adjustment shall be rounded up.

Paid-in amount after adjustment = Paid-in amount before adjustment x $\frac{1}{\text{Stock split (reverse split) ratio}}$

If new shares are issued at below market value (excluding conversion of convertible bonds pursuant to the previous Commercial Code and exercise of subscription rights undertaken as stock options), the paid-in amount shall be adjusted in accordance with the formula below and any amounts less than one yen arising as a result of this adjustment shall be rounded up.

$$\text{Paid-in amount after adjustment} = \text{Paid-in amount before adjustment} \times \frac{\text{Number of shares previously issued} + \frac{\text{Number of new shares issued} \times \text{Payment amount per share}}{\text{Market value per share}}}{\text{Number of shares previously issued} + \text{Number of new shares issued}}$$

3. In the event that subscription rights are exercised, there will be a transfer of treasury shares and new shares will not be issued. Thus, no statement is made.

[2] The following matters relate to convertible bonds under stipulations of the Commercial Code which were subsequently revised, etc.

Issue (date of issuance):	As of September 30, 2002			As of November 30, 2002		
	Balance:	Conversion price:	Amount incorporated per share of common stock:	Balance:	Conversion price:	Amount incorporated per share of common stock:
No. 5 unsecured convertible bond issue; maturity on March 31, 2004 (January 26, 1989)	(Millions of yen) ¥27,447 million	(Yen) ¥971.20	(Yen) ¥486	(Millions of yen) ¥27,447 million	(Yen) ¥971.20	(Yen) ¥486

(3) Total Number of Shares Issued and Outstanding and Paid-In Capital

Date:	Number of issued shares		Paid-in capital		Capital reserve		Remarks
	Change in number of shares:	Balance:	Change in value:	Balance:	Change in value:	Balance:	
Apr. 1 to Sep. 30, 2002	—	958,921,701	(Millions of yen) —	¥70,120 million	(Millions of yen) —	¥109,337 million	

Note: On October 1, 2002, stock-for-stock exchange between the Company and its consolidated subsidiaries Komatsu Forklift Co., Ltd. and Komatsu Zenoah Co. were implemented. As a result, the number of issued shares increased by 39,822,359. The amount of paid-in capital did not increase, but the amount of capital reserve increased by ¥30,802 million.

(4) Principal Shareholders

As of September 30, 2002

Name	Address	Number of shares held (thousand shares)	Ratio of number of shares held to aggregate number of shares issued (%)
The Taiyo Mutual Life Insurance Company	2-11-2 Nihonbashi, Chuo-ku, Tokyo	55,224 thousand shares	5.75%
NATS CUMCO (Standing agent: Mizuho Corporate Bank, Ltd. Kabutocho Custody & Proxy Department)	New York, U.S.A. (6-7 Nihonbashi Kabutocho, Chuo-ku, Tokyo)	53,538 thousand shares	5.58%
Japan Trustee Services Bank, Ltd. (held by trust units)	1-8-11 Harumi, Chuo-ku, Tokyo	42,025 thousand shares	4.38%
Euroclear Bank S.A./N.V. (Standing agent: The Bank of Tokyo-Mitsubishi, Ltd.)	Brussels, Belgium (2-7-1 Marunouchi, Chiyoda-ku, Tokyo)	41,565 thousand shares	4.33%
Nippon Life Insurance Company	3-5-12 Imabashi, Chuo-ku, Osaka	34,863 thousand shares	3.63%
Komatsu Ltd. Employees Stockholding Association	2-3-6 Akasaka, Minato-ku, Tokyo	28,154 thousand shares	2.93%
The Chase Manhattan Bank, N.A. London (Standing agent: Mizuho Corporate Bank, Ltd. Kabutocho Custody & Proxy Department)	London, U.K. (6-7 Nihonbashi Kabutocho, Chuo-ku, Tokyo)	26,969 thousand shares	2.81%
State Street Bank and Trust Company (Standing agent: Mizuho Corporate Bank, Ltd. Kabutocho Custody & Proxy Department)	Massachusetts, U.S.A. (6-7 Nihonbashi Kabutocho, Chuo-ku, Tokyo)	24,964 thousand shares	2.60%
UFJ Trust Bank Ltd. (held by Trust Account A)	1-4-3 Marunouchi, Chiyoda-ku, Tokyo	22,201 thousand shares	2.31%
Sumitomo Mitsui Banking Corporation	1-1-2 Yurakucho, Chiyoda-ku, Tokyo	21,840 thousand shares	2.27%
Total ratio of number of shares held to aggregate number of shares issued	—	351,347 thousand shares	36.64%

Notes: 1. NATS CUMCO is a nominee of Citibank N.A., the depository and registrar for the Company's American Depositary Receipts.

2. The shares held by Japan Trustee Services Bank, Ltd. (Trust account) and UFJ Trust Bank Ltd. (Trust Account A) are all related to trust business.

3. As a result of a joint registration of nine investment management firms belonging to the Franklin Templeton Group, a report (No. 3) on changes in major holdings of the Company's shares was filed on October 24, 2002, pursuant to Article 27-26, Paragraph 2 of Japan's Securities and Exchange Law. However, as it is not possible to confirm the registered parties, as of September 30, 2002, is the group was not included in the status of the above-mentioned principal shareholders.

The following describes the content of the aforesaid shareholding change report.

- Major holder, address, and number of shares held (as of September 30, 2002)

Principal shareholder	Address	Number of shares held	Ratio of number of shares held to aggregate number of shares issued (%)
Templeton Investment Counsel, LLC	500 East Broward Blvd., Suite 2100 Ft. Lauderdale, Florida 33394 U.S.A.	34,951,750 shares	3.64%
Templeton Global Advisors Ltd.	Box N-7759, Lyford Cay Nassau, Bahamas	12,852,993 shares	1.34%
Templeton Franklin Investment Services, Inc.	500 East Broward Blvd., Suite 2100 Ft. Lauderdale, Florida 33394 U.S.A.	5,377,982 shares	0.56%
Franklin Templeton Investment Management, Ltd.	19 Canning Street, Edinburgh Scotland EH3 8EG U.K.	1,199,344 shares	0.13%
Franklin Templeton Investment Australia Limited	Nauru House, Level 46 80 Collins Street Melbourne, VIC 3000 Australia	336,000 shares	0.04%
Franklin Templeton Asset Strategies, LLC	500 East Broward Blvd., Suite 2100 Ft. Lauderdale, FL 33394 U.S.A.	154,000 shares	0.02%
Franklin Templeton Investments Japan Limited	Kanematsu Building, 6th Floor, 2-14-1 Kyobashi, Chuo-ku, Tokyo	115,000 shares	0.01%
Fiduciary International, Inc.	600 Fifth Avenue, 4th Floor New York, NY 10020-2302 U.S.A.	74,000 tshares	0.01%
Franklin Private Client Group, Inc.	One Franklin Parkway San Mateo, CA 94403-1906 U.S.A.	39,540 shares	0.00%
Total	—	55,100,609 shares	5.75%

- Purpose of holding: In their capacity as investment management firms they invest in Japanese stocks in order to manage client assets, and therefore the purpose is purely that of investment.

4. Pursuant to Article 27-25, Paragraph 2 of the Securities and Exchange Law, on September 5, 2002, the U.S. investment management firm Brandes Investment Partners LLC filed a shareholding change report as described below regarding a major holding of the Company's shares. However, as it was not possible to confirm the registered parties, as of September 30, 2002, is the firm was not included in the status of the above-mentioned principal shareholders.

	Report No. 6 on amendments under Paragraph 1, Item 25 of Article 27 of the Securities and Exchange Law	Prior to amendment
Principal shareholder	Brandes Investment Partners, L.L.C.	Brandes Investment Partners, L.P.
Address	11988 El Camino Real, Suite 500 San Diego, CA 92191-9048 U.S.A.	11988 El Camino Real, Suite 500 San Diego, CA 92191-9048 U.S.A.
Purpose of shareholding	Portfolio investment: passive investment for a large number of clients with no intention of gaining any degree of control of company managements	Portfolio investment: passive investment for a large number of clients with no intention of gaining any degree of control of company managements

On May 24, 2001, Brandes Investment Partners, L.L.C. filed a shareholding change report (No. 5) regarding a major holding of the Company's shares, according to which its holding as of April 27, 2001, was 116,471,766 shares, or 12.15% of all shares issued and outstanding.

(5) Voting Rights

[1] Shares issued and outstanding

As of September 30, 2002

Category	Number of shares	Number of voting rights	Remarks
Non-voting shares	—	—	—
Limited rights stock (treasury stock, etc.)	—	—	—
Limited rights stock (others)	—	—	—
Full-rights stock (treasury stock, etc.)	Common stock 7,307,000	—	Common stock with unlimited voting rights
Full-rights stock (others)	Common stock 945,045,000	945,045	Common stock with unlimited voting rights
Aggregate number of fractional shareholdings	Common stock 6,569,701	—	Common stock with unlimited voting rights
Total number of shares issued and outstanding	958,921,701	—	—
Total number of voting rights	—	945,045	—

Notes: 1. The number of voting rights able to be exercised in the category "Total number of voting rights" is 945,027 units.

2. The "Full-rights stock (others)" line includes 14,000 shares (14 units of voting rights) in the name of the Japan Securities Depositary Center, Inc.

[2] Treasury stock, etc.

As of September 30, 2002

	Name of shareholder	Address of shareholder	Stock ownership registered under own name (shares)	Stock ownership registered under name of third party (shares)	Total number of shares owned (shares)	Percentage of shares owned to total number of shares issued and outstanding (%)	Remarks
Treasury stock, etc.	Komatsu Ltd.	2-3-6 Akasaka, Minato-ku, Tokyo	5,570,000	0	5,570,000	0.58	Note 1
	Komatsu Yamagata Ltd.	192 Ura, Zao-Narisawamachi, Yamagata	96,000	238,000	334,000	0.03	Note 2
	Komatsu Doutou Ltd.	1-3-4 Jouhoku, Nishi 24, Obihiro, Hokkaido	95,000	196,000	291,000	0.03	Note 2
	Komatsu Tochigi Ltd.	38-12 Hirade-Kogyodanchi, Utsunomiya, Tochigi	60,000	217,000	277,000	0.03	Note 2
	Komatsu Douou Ltd.	6-1-19 Higashi-Ichijo, Sorachibuto-Higashi, Sunagawa, Hokkaido	0	217,000	217,000	0.02	Note 2
	Komatsu Kita Hokkaido Ltd.	660-7 Higashi-Ainonaicho, Kitami, Hokkaido	0	160,000	160,000	0.02	Note 2
	Komatsu Miyazaki Ltd.	2957 Shimoyama, Shimonaka, Sadowaracho, Miyazaki-gun, Miyazaki	0	105,000	105,000	0.01	Note 2
	Komatsu Tokushima Ltd.	66-52 Shinkai, Rondencho, Tokushima	0	89,000	89,000	0.01	Note 2
	Komatsu Ehime Ltd.	151 Takaokamachi, Matsuyama	31,000	48,000	79,000	0.01	Note 2
	Komatsu Akita Ltd.	9-48 Kawashiri-Okawamachi, Akita	0	53,000	53,000	0.01	Note 2
	Shiga Metal Co., Ltd.	222-1 Ono, Shigacho, Shiga-gun, Shiga	0	53,000	53,000	0.01	Note 3
	Komatsu Awaji Ltd.	1-1-7 Kuwama, Sumoto, Hyogo	0	38,000	38,000	0.00	Note 2
	Towa Co., Ltd.	Wa 48-8, Yoshihara-Gamayamachi, Neagarimachi, Nomi-gun, Ishikawa	13,000	6,000	19,000	0.00	Note 3
	Chiyoda Kanzai Co., Ltd.	2-3-6 Akasaka, Minato-ku, Tokyo	12,000	0	12,000	0.00	
	Komatsu Shearing Co., Ltd.	25 Hei, Yazakimachi, Komatsu, Ishikawa	10,000	0	10,000	0.00	
	Total	—	5,887,000	1,420,000	7,307,000	0.76	—

Notes:

1. In addition to the above there are 1,000 shares (1 unit of voting rights) that appear in the register of shareholders in the name of the Company but that are effectively not owned by it. In addition, there are 1,000 shares (1 unit of voting rights) that appear in the register of shareholders in the name of subsidiary Komatsu Hakodate Ltd. (currently Komatsu Hokkaido Ltd.) but that are effectively not owned by it, and 2,000 shares (2 units of voting rights) that appear in the register of shareholders in the name of subsidiary Kagawa Komatsu Heavy Machinery Ltd. (the company was liquidated on March 1, 2001) but that are effectively not owned by it. These shares are included in the "Full-rights stock (others)" category in the preceding section [1] "Shares issued and outstanding."
2. A holder of shares in the "Stock ownership registered under name of third party" column is the Komatsu Dealer Share Ownership Association (3-6, Akasaka 2-chome, Minato-ku, Tokyo).
3. A holder of shares in the "Stock ownership registered under name of third party" column is the Komatsu Partner Companies' Shareholding Association (3-6, Akasaka 2-chome, Minato-ku, Tokyo).
4. In the "Percentage of shares owned to total number of shares issued and outstanding," fractions are rounded to the nearest two decimal places, and therefore the sum of figures in this column does not add up to the number indicated as the "Total."

2. Share Price

(Yen)

	2002	April	May	June	July	Aug.	Sept.
Monthly stock price highs and lows during the six-month reporting period	Highs	493	479	444	462	433	432
	Lows	422	431	393	377	365	379

Note: The high and low share prices were recorded in the First Section of the Tokyo Stock Exchange.

3. Directors and Corporate Officers

There were no changes among Company officers from the date of filing of the securities report for the previous fiscal year up to the date of filing of this interim report.

5 Accounting

Preparation for Interim Financial Statements

(1) The consolidated financial statements for the previous interim term of the Company ended September 30, 2001 was prepared in accordance with the US GAAP based on "Rules and Regulation on Terminology, Formats and Methods for Preparation of Consolidated Financial Statements" (1976 Finance Ministry Ordinance No.28, Attachment, Article 2). The relevant regulations stipulated in the 1999 Finance Ministry Ordinance No.24, Article 81 were applied to the six-month reporting period ended September 30, 2002.

(2) The non-consolidated financial statements for the interim terms of the Company ended September 30, 2001 and 2002 were prepared based on "Rules and Regulation on Terminology, Formats and Methods for Preparation of Non-consolidated Financial Statements" (1977 Finance Ministry Ordinance No.38). A revised ordinance was applied to the six-month reporting period.

1. Consolidated Interim Financial Statements, etc.

(1) Consolidated Interim Financial Statements

[1] Consolidated interim balance sheets (Unaudited)

Komatsu Ltd. and its consolidated subsidiaries

	Millions of yen								
	Previous interim term-end (as of September 30, 2001)			Interim term-end (as of September 30, 2002)			Previous fiscal year-end (as of March 31, 2002)		
		Amount	% of total		Amount	% of total		Amount	% of total
(Assets)									
Current assets									
Cash and cash equivalents (Note 1)	¥	29,138		¥	56,396		¥	45,392	
Time deposits (Note 4)		2,764			682			1,076	
Trade notes and accounts receivable, less allowance for doubtful receivables of ¥12,430 million and ¥14,647 million as of September 30, 2001 and 2002; ¥15,221 million as of March 31, 2002 (Notes 1 and 4)		342,228			308,069			337,093	
Inventories (Note 1)		253,713			260,451			266,952	
Deferred income taxes and other current assets (Note 1)		102,195			102,534			109,429	
Total current assets		730,038	56.1		728,132	55.9		759,942	56.7
Investments									
Investments in and advances to affiliated companies (Note 1)		23,331			19,323			23,169	
Investment securities (Notes 1, 3 and 10)		57,098			43,170			50,651	
Other		3,054			900			272	
Total investments		83,483	6.4		63,393	4.9		74,092	5.5
Land and buildings held for sale at the lower of cost or market (including projects in progress) (Note 1)		12,100	0.9		7,259	0.6		12,461	0.9
Property, plant and equipment, less accumulated depreciation (Notes 1 and 4)		397,665	30.6		415,698	31.9		405,301	30.2
Deferred income taxes (Note 1)		25,356	2.0		38,660	3.0		35,507	2.7
Goodwill (Note 1)		22,343	1.7		23,036	1.8		24,811	1.9
Other intangible assets		7,526	0.6		5,560	0.4		5,363	0.4
Other assets (Notes 1, 9 and 10)		21,919	1.7		19,635	1.5		22,805	1.7
Total assets	¥	1,300,430	100.0	¥	1,301,373	100.0	¥	1,340,282	100.0

Note: See accompanying notes to consolidated interim financial statements.

	Millions of yen					
	Previous interim term-end (as of September 30, 2001)		Interim term-end (as of September 30, 2002)		Previous fiscal year-end (as of March 31, 2002)	
	Amount	% of total	Amount	% of total	Amount	% of total
(Liabilities)						
Current liabilities						
Short-term debt (Note 4)	¥ 149,361		¥ 151,161		¥ 177,098	
Current maturities of long-term debt (Notes 4 and 6)	42,234		29,465		42,619	
Trade notes and accounts payable	178,308		176,157		196,069	
Income taxes payable	4,584		4,594		6,011	
Deferred income taxes and other current liabilities (Note 1)	134,051		117,851		170,564	
Total current liabilities	508,538	39.1	479,228	36.8	592,361	44.2
Long-term debt (Notes 4 and 6)	260,547	20.0	342,922	26.4	257,180	19.2
Liability for pension and postretirement benefits (Note 1)	57,327	4.4	40,233	3.1	40,465	3.0
Deferred income taxes (Note 1)	144	0.0	1,428	0.1	1,650	0.1
Other liabilities (Notes 1, 9 and 10)	3,546	0.3	5,203	0.4	7,230	0.5
Minority interests	46,118	3.6	49,236	3.8	46,253	3.5
Commitments and contingent liabilities (Note 8)	—		—		—	
(Shareholders' equity)						
Common stock						
Authorized, 3,955,000,000 shares as of September 30, 2001 and 2002 and March 31, 2002						
Issued and outstanding, 958,921,701 shares as of September 30, 2001 and 2002 and March 31, 2002	67,870		67,870		67,870	
Capital surplus	117,439		117,439		117,439	
Retained earnings						
Appropriated for legal reserve	20,859		20,605		20,852	
Unappropriated	251,121		209,550		210,309	
Accumulated other comprehensive loss (Notes 1, 3 and 5)	(30,167)		(28,947)		(18,393)	
Treasury stock at cost, 4,470,000 shares and 5,570,083 shares as of September 30, 2001 and 2002 and 4,519,972 shares as of March 31, 2002	(2,912)		(3,394)		(2,934)	
Total shareholders' equity	424,210	32.6	383,123	29.4	395,143	29.5
Total liabilities and shareholders' equity	¥ 1,300,430	100.0	¥ 1,301,373	100.0	¥ 1,340,282	100.0

Note: See accompanying notes to consolidated interim financial statements.

[2] Consolidated Interim Statements of Income (Unaudited)

Komatsu Ltd. and its consolidated subsidiaries

	Millions of yen					
	Previous interim term (Apr. 1 to Sep. 30, 2001)		Interim term (Apr. 1 to Sep. 30, 2002)		Previous fiscal year (Apr. 1, 2001 to Mar. 31, 2002)	
	Amount	% of net sales	Amount	% of net sales	Amount	% of net sales
Revenues						
Net sales (Note 1)	¥ 505,455	100.0	¥ 518,429	100.0	¥ 1,035,891	100.0
Interest and other income	15,993	3.2	7,753	1.5	34,278	3.3
Total	521,448		526,182		1,070,169	
Costs and expenses (Note 6)						
Cost of sales	381,666	75.5	384,909	74.2	792,748	76.5
Selling, general and administrative	129,109	25.5	119,160	23.0	256,364	24.7
Interest	9,045	1.8	7,117	1.4	16,842	1.6
Impairment loss on long-lived assets (Note 1)	38,394	7.6	—	—	52,242	5.0
Special termination benefit	—	—	—	—	30,131	2.9
Other	14,091	2.8	9,344	1.8	28,566	2.8
Total	572,305		520,530		1,176,893	
Income (loss) before income taxes, minority interests and equity in earnings	(50,857)	(10.1)	5,652	1.1	(106,724)	(10.3)
Income taxes (Note 1)						
Current	3,129		2,165		3,914	
Deferred	(8,631)		446		(25,844)	
Total	(5,502)	(1.1)	2,611	0.5	(21,930)	(2.1)
Income (loss) before minority interests and equity in earnings	(45,355)	(9.0)	3,041	0.6	(84,794)	(8.2)
Minority interests in income (loss) of consolidated subsidiaries	2,123	0.4	(1,123)	(0.2)	3,775	0.4
Equity in earnings of affiliated companies	567	0.1	205	0.0	398	0.0
Income (loss) before cumulative effects of change in accounting principles	(42,665)	(8.4)	2,123	0.4	(80,621)	(7.8)
Cumulative effects of change in accounting principles (Note 1)	—	—	(265)	(0.0)	—	—
Net income (loss)	¥ (42,665)	(8.4)	¥ 1,858	0.4	¥ (80,621)	(7.8)

	Yen		
Net income (loss) per share (Notes 1 and 7)			
Income (loss) before cumulative effects of change in accounting principles			
Basic	¥ —	¥ 2.23	¥ —
Diluted	—	2.23	—
Cumulative effects of change in accounting principles			
Basic	—	(0.28)	—
Diluted	—	(0.28)	—
Net income (loss)			
Basic	(44.69)	1.95	(84.46)
Diluted	(44.69)	1.95	(84.46)
Dividends per share (Note 1)	3.00	3.00	6.00

Note: See accompanying notes to consolidated interim financial statements.

[3] Consolidated Statements of Shareholders' Equity (Unaudited)

Komatsu Ltd. and its consolidated subsidiaries

	Millions of yen		
	Previous interim term (Apr. 1 to Sep. 30, 2001)	Interim term (Apr. 1 to Sep. 30, 2002)	Previous fiscal year (Apr. 1, 2001 to Mar. 31, 2002)
Common stock			
Balance, beginning of term	¥ 67,870	¥ 67,870	¥ 67,870
Balance, end of term	¥ 67,870	¥ 67,870	¥ 67,870
Capital surplus			
Balance, beginning of term	¥ 117,418	¥ 117,439	¥ 117,418
Sale of treasury stock	21	–	21
Balance, end of term	¥ 117,439	¥ 117,439	¥ 117,439
Retained earnings			
Appropriated for legal reserve -			
Balance, beginning of term	¥ 20,718	¥ 20,852	¥ 20,718
Transfer from unappropriated retained earnings	141	(247)	134
Balance, end of term	¥ 20,859	¥ 20,605	¥ 20,852
Unappropriated retained earnings -			
Balance, beginning of term	¥ 300,499	¥ 210,309	¥ 300,499
Adjustments for change of the term on consolidated subsidiaries	(3,705)	–	(3,705)
Net income (loss)	(42,665)	1,858	(80,621)
Cash dividends paid	(2,867)	(2,864)	(5,730)
Transfer to retained earnings appropriated for legal reserve	(141)	247	(134)
Balance, end of term	¥ 251,121	¥ 209,550	¥ 210,309
Accumulated other comprehensive income (loss)			
Balance, beginning of term	¥ (29,204)	¥ (18,393)	¥ (29,204)
Adjustments for change of the term on consolidated subsidiaries (Note 1)	9,447	–	9,447
Other comprehensive income (loss) for the term, net of tax	(10,410)	(10,554)	1,364
Balance, end of term	¥ (30,167)	¥ (28,947)	¥ (18,393)
Treasury stock			
Balance, beginning of term	¥ (3,044)	¥ (2,934)	¥ (3,044)
Purchase of treasury stock	(621)	(460)	(643)
Sale of treasury stock	753	–	753
Balance, end of term	¥ (2,912)	¥ (3,394)	¥ (2,934)
Total shareholders' equity	¥ 424,210	¥ 383,123	¥ 395,143

Note: See accompanying notes to consolidated interim financial statements.

	Millions of yen		
	Previous interim term (Apr. 1 to Sep. 30, 2001)	Interim term (Apr. 1 to Sep. 30, 2002)	Previous fiscal year (Apr. 1, 2001 to Mar. 31, 2002)
Disclosure of comprehensive income (loss)			
Net income (loss) for the term	¥ (42,665)	¥ 1,858	¥ (80,621)
Other comprehensive income (loss) for the term, net of tax	(10,410)	(10,554)	1,364
Comprehensive income (loss) for the term	¥ (53,075)	¥ (8,696)	¥ (79,257)

Note: See accompanying notes to consolidated interim financial statements.

[4] Consolidated Statements of Cash Flows (Unaudited)

Komatsu Ltd. and its consolidated subsidiaries

	Previous interim term (Apr. 1 to Sep. 30, 2001)	Millions of yen Interim term (Apr. 1 to Sep. 30, 2002)	Previous fiscal year (Apr. 1, 2001 to Mar. 31, 2002)
Cash flows from operating activities			
Net income (loss)	¥ (42,665)	¥ 1,858	¥ (80,621)
Adjustments to reconcile net income (loss) to net cash provided by operating activities			
Depreciation and amortization	31,474	33,411	61,581
Deferred income taxes	(8,631)	446	(25,844)
Net loss (gain) from marketable securities and investments	5,756	(1,731)	8,696
Gain on sale of property	(1,430)	(271)	(16,454)
Loss on disposal or sale of fixed assets	1,065	1,232	7,202
Impairment loss on long-lived assets	38,394	—	52,242
Provision (reversal) for pension and postretirement benefits, net	(2,464)	(32,524)	10,364
Changes in assets and liabilities			
Decrease in trade receivables	45,219	32,555	62,551
Decrease (increase) in inventories	10,177	(706)	20,611
Decrease in trade payables	(32,278)	(14,182)	(37,942)
Decrease in income taxes payable	(5,360)	(2,001)	(3,491)
Other, net	2,536	(7,298)	1,426
Net cash provided by operating activities	41,793	10,789	60,321
Cash flows from investing activities			
Capital expenditures	(24,316)	(39,471)	(54,118)
Proceeds from sale of property	7,128	1,756	32,377
Proceeds from sale of marketable securities and investments	1,313	6,134	7,866
Purchase of marketable securities and investments	(741)	(1,476)	(4,848)
Acquisition or sale of subsidiaries, net	—	5,300	—
Collection of loan receivables	2,960	11,356	8,729
Disbursement of loan receivables	(4,290)	(11,123)	(7,112)
Decrease (increase) in time deposits	(1,655)	313	173
Net cash used in investing activities	(19,601)	(27,211)	(16,933)
Cash flows from financing activities			
Proceeds from long-term debt	35,618	115,100	47,927
Repayments on long-term debt	(25,258)	(46,314)	(49,110)
Decrease in short-term debt	(39,899)	(32,239)	(28,391)
Repayments of capital lease obligations	(2,446)	(5,479)	(5,331)
Sale (repurchase) of common stock, net	201	(460)	180
Dividends paid	(2,867)	(2,864)	(5,730)
Net cash provided by (used in) financing activities	(34,651)	27,744	(40,455)
Effect of exchange rate change on cash and cash equivalents	19	(318)	881
Net increase (decrease) in cash and cash equivalents	(12,440)	11,004	3,814
Cash and cash equivalents, beginning of term	39,760	45,392	39,760
Adjustment for change of fiscal period on consolidated subsidiaries	1,818	—	1,818
Cash and cash equivalents, end of term	¥ 29,138	¥ 56,396	¥ 45,392

Note: See accompanying notes to consolidated interim financial statements.

Notes to Consolidated Interim Financial Statements (Unaudited)

1. Basis of Financial Statements

Accounting standards

(1) The accompanying consolidated interim financial statements are stated in conformity with the accounting principles generally accepted in the United States of America ("US GAAP"). Segment information is disclosed in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 131. Certain reclassification has been made for prior terms to conform with current year presentation.

(2) The accompanying consolidated interim financial statements reflect certain adjustments, not recorded in the companies' books, which are mainly attributable to differences between US GAAP and its Japanese counterparts. A more detailed explanation will be made in Note 14.

Preparation of consolidated interim financial statements and registration with the U.S. Securities and Exchange Commission

The Company prepared consolidated financial statements in accordance with US GAAP since 1963 preparatory to issuance in the following year of foreign-currency denominated convertible bonds in Europe. In 1970, the Company also registered its common stock with the U.S. Securities and Exchange Commission with the purpose of allotment of newly issued shares to shareholders in the United States of America. Since then, the Company has been obliged to notify and register its consolidated financial statements in accordance with US GAAP to the Securities and Exchange Commission as a foreign company subject to the Securities and Exchange Act of 1934 for issuance of securities. In 1975, the Company adopted the interim accounting settlement system, as a result of which the Company has prepared consolidated interim financial statements in accordance with US GAAP.

Summary of significant accounting policies

[1] Consolidation and investments in affiliated companies

The consolidated interim financial statements include the accounts of the Company and all of its majority-owned domestic and foreign subsidiaries (hereinafter "companies"), except for certain subsidiaries of immaterial nature.

During the reporting period, Komatsu Parts Ltd., (a consolidated subsidiary at the previous term-end) was liquidated, and Komatsu Mining Systems, Inc., Komatsu Reman North America, Inc., Komatsu Yamaguchi Ltd., Komatsu Kyoto Co., Ltd. and four other subsidiaries were excluded from the scope of consolidation due to merger. Komatsu Italia S.p.A., established during the six months ended September 30, 2002, was made a consolidated subsidiary. The Company also included Komatsu Rental Tokyo Ltd. and nine other subsidiaries in the same field in the scope of consolidation in addition to Komatsu Shantui Construction Machinery Co., Ltd., to which the equity method had been applied. The Company established a 50:50 joint-venture company named Solar Grade Silicon LLC with Silicon Technologies AS, a subsidiary of Renewable Energy Corporation AS of Norway in exchange of assets of our Advanced Silicon Materials Co., Ltd.. During the reporting period, the Company made the joint-venture company an equity-method affiliate, as well as Sanuki Leasing and six other leasing companies. Although some overseas subsidiaries had previously been consolidated using balance sheets as of December 31, their year-end were changed to March 31 starting in 2002. As a result, unappropriated retained earnings decreased by ¥3,705 million and other comprehensive income increased by ¥9,447 million. Investments in 20% to 50%-owned affiliated companies and non-consolidated subsidiaries are accounted for by the equity method. All significant intercompany transactions and balances have been eliminated.

[2] Translation of foreign currency accounts

Under the provisions of SFAS No. 52, "Foreign Currency Transaction," assets and liabilities are translated at the exchange rates prevailing at each interim term- or year-end, and income and expenses are translated at the average rates of exchange prevailing during each interim term or year in consolidating the financial statements of overseas subsidiaries. The resulting translation adjustments are included other comprehensive income (loss) in the accompanying consolidated interim balance sheets.

[3] Reserves for doubtful accounts

In preparation for possible losses on receivables, the Company made provision for ordinary claims based on historical default rates in addition to specific amounts deemed uncollectible, taking into consideration the collectibility of such individual claims.

[4] Investment securities

In compliance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company has categorized noncurrent marketable equity securities and debt securities as investment securities available for sale which are stated at fair value. Changes in fair values are included in other comprehensive income (loss) in the accompanying consolidated interim balance sheets. Where declines in fair value are considered to be permanent, the relevant losses are realized in the accounts at each interim term- or year-end.

[5] Inventories

Inventories, consisting of finished products including finished parts held for sale, work in process, and materials and supplies, are stated at the lower of cost or market. Cost is determined by the last-in, first-out method for finished parts held for sale using actual costs accumulated under a job-order cost system for other finished products and work in process. Cost of materials and supplies represents average cost.

[6] Property, plant and equipment, and depreciation

Property, plant and equipment are stated at cost (net of accumulated depreciation). Depreciation is computed principally using the declining-balance method at rates based on the estimated useful lives of assets.

Certain leased machinery and equipment are accounted for as capital leases in conformity with SFAS No. 13, "Accounting for Leases."

Ordinary maintenance and repairs are charged to income as incurred. Major replacements and improvements are capitalized.

[7] R&D expenses and advertisement expenses

Expenditures for R&D activities and advertising are charged to income as incurred.

[8] Revenue recognition

The companies recognize revenue from product sales at the time when titles and risks of all ownerships are transferred to independently owned and operated dealers or customers, which typically occurs when products are received and accepted by the customers in the case of major products such as construction equipment and electronics products, and upon shipment in the case of parts and certain other products. Lease revenues for sales-type lease in accordance with SFAS No. 13 are recognized at the time of commencement of lease.

[9] Income taxes

In accordance with SFAS No. 109, "Accounting for Income Taxes," the deferred tax provision is determined by the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based on temporary differences between accounting and tax bases of assets and liabilities using prevailing tax rates as of each balance-sheet date.

The companies compute and record income taxes currently payable based on taxable income, which may be different from accounting income.

Tax effect is not recognized for undistributed earnings of foreign subsidiaries and affiliated companies because the Company considers that such earnings are permanently reinvested or would not result in material additional taxation should they be distributed to the Company under the current circumstances.

[10] Postretirement benefits

The defined benefit plans are accounted for in accordance with SFAS No. 87, "Employers' Accounting for Pensions," except for certain subsidiaries' pension plans, which in the aggregates are not significant. Certain domestic subsidiaries also have local severance payment plans under which accrued severance liabilities are stated on the vested benefits obligation basis, which is the amount required to be paid if all eligible employees voluntarily terminate their employment as of the balance-sheet date.

[11] Per share data

Basic net income (loss) per share has been calculated by dividing net income (loss) by the weighted-average number of common shares outstanding net of treasury shares during each term. Diluted net income (loss) per share reflects possible dilution and has been calculated on the basis that all convertible bonds were converted at the beginning of the term to the extent that it is not antidilutive.

Dividends per share shown in the accompanying consolidated interim statements of income have been presented on an accrual basis and include dividends approved or to be approved by shareholders after (interim) balance-sheet date, but applicable to the term then ended.

[12] Consolidated interim statements of cash flows

For the purpose of the consolidated interim statements of cash flows, cash and cash equivalents include highly investments with an original maturity of three months or less.

[13] Derivative financial instruments

The companies use various derivative financial instruments to manage their interest rate and foreign exchange exposures.

Effective April 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133." SFAS No. 133 as amended requires that all derivatives, including derivatives embedded in other financial instruments, be measured at fair value and recognized as either assets or liabilities on the consolidated balance sheets. Changes in the fair values of derivative instruments not qualifying as hedges under SFAS No. 133 as amended or any ineffective portion of hedges are recognized in earnings in the current period. Changes in the fair values of derivative instruments used effectively as fair value hedges are recognized in earnings, along with changes in the fair value of hedged items. Changes in the fair value of the effective portions of cash flow hedges are reported in other comprehensive income (loss), and recognized in earnings when the hedged items are recognized in earnings.

The cumulative effect adjustment upon the adoption of SFAS No. 133 and 138, net of the related tax effect, resulted in an immaterial impact on net income and other comprehensive income (loss) decreased by ¥670 million.

[14] Impairment of long-lived assets and long-lived assets to be disposed of

In August 2001 FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which partially revised stipulations in the SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The new regulations basically follow the previous stipulations. However, an accounting model for long-lived assets scheduled to be sold was shown. The accounting and disclosure of businesses to be terminated was also revised. Beginning with the term ending March 31, 2003, the Company adopted SFAS No. 144.

Long-lived assets related to certain production facilities were temporarily idled due to the sluggish market, at its wholly owned subsidiary, Komatsu Silicon America, Inc. in the electronics segment. However, due to continued negative market conditions in the year ended March 31, 2002, management has changed its policy to one of selling or disposing of these facilities instead of holding them for future use. In connection therewith, the Company has recorded an impairment loss of ¥24,983 million for these facilities in the year ended March 31, 2002. The impairment loss was calculated based on an estimated fair value less costs for selling the facilities under current market conditions utilizing the independent appraisal of facilities.

Additionally, the Company, also due to the decline in market demand, has recorded an impairment loss of ¥27,259 million in the year ended March 31, 2002 on production facilities currently being operated by a consolidated subsidiary, Advanced Silicon Materials LLC in the electronics segment. Specifically, an impairment loss of ¥13,411 million for its Butte plant in Montana was calculated using the best estimate of discounted future cash flows based on the decision to continue its operation, and the loss of ¥13,848 million for its Moses Lake plant in Washington was calculated using the estimate of realizable value based on the decision to discontinue its production.

[15] Business combinations and goodwill

The Company has adopted SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires the use of the purchase method of accounting for business combinations and prohibits the use of the pooling of interests method for all business combinations initiated after June 30, 2001. SFAS No. 141 also defines the types of acquired intangible assets that are required to be recognized and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill. SFAS No. 142 disapproves an amortization of goodwill and requires annual impairment testing of goodwill. In addition, intangible assets that do not have finite lives will not be amortized, and will be reviewed for impairment annually. The Company performed the transitional goodwill impairment tests as of the beginning of the term in accordance with SFAS No. 142, and posted a ¥265 million impairment loss under cumulative effects on the change in accounting principles.

[16] Comprehensive income

The Company has adopted SFAS No. 130 "Reporting Comprehensive Income." Comprehensive income consists of net income, changes in foreign currency translation adjustments, net unrealized holding gains (losses) on securities available for sale, pension liability adjustments and net unrealized holding gains (losses) on certain derivative financial instruments, and is included in the consolidated interim statements of shareholders' equity.

[17] Use of estimates

The Company's management has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from the estimates and assumptions.

The Company has identified five areas where it believes assumptions and estimates are particularly critical to the financial statements. These are the determination of the allowance for doubtful receivables, impairment on long-lived assets and goodwill, pension liabilities and expenses, fair value of financial instruments and realization of deferred income tax assets.

[18] New accounting standards

In June 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company will adopt SFAS No. 143 for the fiscal year beginning April 1, 2003. The Company does not anticipate that the adoption of this standard will have any material effect.

In April 2002, SFAS No. 145, "Rescission of FASB Statements Nos.4, 44, and 64, Amendment of FASB Statement No.13, and Technical Corrections," was issued. This statement updates, clarifies, and simplifies existing pronouncements. While the technical corrections to existing pronouncements are not substantive in nature, they may change accounting practice in some instances. The provisions of this statement related to SFAS No.13 are effective for transactions occurring after May 16, 2002. Financial statements submitted on or after May 15, 2002 are required to be prepared in accordance with those new provisions. Early adoption, however, is encouraged. The Company is currently evaluating the effect of adoption of this standard.

In July 2002, FASB issued Statement No. 146 (SFAS No. 146), "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 stipulates the accounting and disclosure of costs associated with exit activities including restructuring and with long-lived assets. The Company will adopt SFAS No. 146 for relevant activities commencing on or after January 1, 2003. The effect, if any, of adopting this statement has not been determined.

2. Supplemental Cash Flow Information

Additional cash flow information is as follows:

	Millions of yen		
	Previous interim term	Interim term	Previous fiscal year
Cash items			
Interest paid:	¥ 9,304	¥ 6,779	¥ 17,091
Income taxes paid:	13,474	3,948	13,139

	Millions of yen		
	Previous interim term	Interim term	Previous fiscal year
Non-cash items			
Assets and liabilities of newly consolidated subsidiaries in the interim terms ended September 2001 and 2002 and the year ended March 2002:			
New consolidated subsidiaries:			
Fair value of assets acquired	¥ —	¥ (13,518)	¥ —
Liabilities assumed	—	5,053	—
Less: Carrying amount of investment	—	3,586	—
Minority interests	—	3,325	—
Recognition of goodwill	—	(469)	—
Net assets exceeding the carrying value	—	(2,023)	—
Sale of subsidiaries:			
Proceed from sale of subsidiaries	—	425	—
Cash and cash equivalent balance of subsidiaries newly consolidated or sold	—	6,898	—
Net effect on consolidated cash flow statements	—	5,300	—
Net effect resulting from posting lease assets			
Capital lease obligations incurred	4,374	6,562	9,203

3. Investment Securities

Investment securities at September 30, 2001 and 2002 and March 31, 2002 primarily consisted of securities available for sale.

The cost, gross unrealized holding gains and losses, and fair value for such investment securities by major security type at September 30, 2001 and 2002, and March 31, 2002 are as follows:

	Millions of yen			
	At September 30, 2001			
		Gross unrealized holding		
	Cost	Gains	Losses	Fair value
Investment securities available for sale:				
Marketable debt securities	¥ 1,004	¥ —	¥ —	¥ 1,004
Marketable equity securities	32,789	9,692	199	42,282
Other investment securities	13,812	—	—	13,812
	¥ 47,605	¥ 9,692	¥ 199	¥ 57,098

	Millions of yen			
	At September 30, 2002			
		Gross unrealized holding		
	Cost	Gains	Losses	Fair value
Investment securities available for sale:				
Marketable debt securities	¥ 1,407	¥ —	¥ —	¥ 1,407
Marketable equity securities	23,171	6,619	39	29,751
Other investment securities	12,012	—	—	12,012
	¥ 36,590	¥ 6,619	¥ 39	¥ 43,170

	Millions of yen			
	At March 31, 2002			
		Gross unrealized holding		
	Cost	Gains	Losses	Fair value
Investment securities available for sale:				
Marketable debt securities	¥ 981	¥ —	¥ —	¥ 981
Marketable equity securities	26,094	8,345	971	33,468
Other investment securities	16,202	—	—	16,202
	¥ 43,277	¥ 8,345	¥ 971	¥ 50,651

Maturities of marketable debt securities at September 30, 2001 and 2002 and at March 31, 2002 primarily fall within five years.

Unrealized holding gains and losses are included as a component of accumulated other comprehensive income (loss) until realized.

Proceeds from the sale of marketable securities and investment securities available for sale were ¥1,313 million, and ¥6,134 million for the six months ended September 30, 2001, and 2002, respectively, and ¥7,866 million for the year ended March 31, 2002.

Net realized gains (losses) on the sale of marketable securities and investment securities available for sale during the six months ended September 30, 2001 and 2002 amounted to ¥5,756 million and ¥1,731 million, respectively, and ¥8,696 million for the year ended March 31, 2002.

4. Pledged Assets

At September 30, 2001 and 2002 and at March 31, 2002, assets pledged as collateral for short-term debt, long-term debt and guarantee for debt were as follows:

	Millions of yen		
	At September 30, 2001	At September 30, 2002	At March 31, 2002
Time deposits	¥ 969	¥ —	¥ —
Trade notes and accounts receivable	104	925	759
Property, plant and equipment-less accumulated depreciation	30,069	32,409	27,852
Total	¥ 31,142	¥ 33,334	¥ 28,611

The above pledged assets were classified by type of liabilities to which they relate as follows:

	Millions of yen		
	At September 30, 2001	At September 30, 2002	At March 31, 2002
Liabilities appearing in the consolidated balance sheets as:			
Short-term debt	¥ 1,445	¥ 845	¥ 1,180
Long-term debt	28,674	31,908	26,799
Guarantee for debt	1,023	581	632
Total	¥ 31,142	¥ 33,334	¥ 28,611

5. Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) at September 30, 2001 and 2002 and at March 31, 2002 was as follows:

	Millions of yen		
	Previous interim term	Interim term	Previous fiscal year
Foreign currency translation adjustments:			
Balance, beginning of year	¥ (29,340)	¥ (10,344)	¥ (29,340)
Adjustment for change of fiscal period on consolidated subsidiaries	9,444	—	9,444
Aggregate adjustment for the term resulting from translation of foreign currency financial statements	(3,126)	(7,656)	9,552
Balance, end of term	¥ (23,022)	¥ (18,000)	¥ (10,344)
Net unrealized holding gains on securities available for sale:			
Balance, beginning of term	¥ 7,249	¥ 3,055	¥ 7,249
Net decrease	(3,508)	(274)	(4,194)
Balance, end of term	¥ 3,741	¥ 2,781	¥ 3,055
Pension liability adjustments:			
Balance, beginning of term	¥ (7,113)	¥ (10,927)	¥ (7,113)
Adjustment for change of fiscal period on consolidated subsidiaries	3	—	3
Adjustment for the term	(3,408)	(949)	(3,817)
Balance, end of term	¥ (10,518)	¥ (11,876)	¥ (10,927)
Net unrealized holding gains (losses) on derivative instruments:			
Balance, beginning of term	¥ —	¥ (177)	¥ —
Cumulative effect of accounting change	—	—	(670)
Net increase (decrease)	(368)	(1,675)	493
Balance, end of term	¥ (368)	¥ (1,852)	¥ (177)
Total accumulated comprehensive income (loss):			
Balance, beginning of term	¥ (29,204)	¥ (18,393)	¥ (29,204)
Adjustment for change of fiscal period on consolidated subsidiaries	9,447	—	9,447
Adjustment for the term	(10,410)	(10,554)	1,364
Balance, end of term	¥ (30,167)	¥ (28,947)	¥ (18,393)

6. Rent Expenses

The consolidated companies lease office space and equipment, employees' housing, etc., under cancelable and non-cancelable operating lease agreements. Rent expenses under such leases amounted to ¥7,412 million and ¥6,956 million for the six months ended September 30, 2001 and 2002, respectively, and ¥16,915 million for the year ended March 31, 2002. Certain lease contracts for equipment that would be classified as capital lease in conformity with SFAS No.13 were capitalized. At September 30, 2001 and 2002 and at March 31, 2002, the future minimum lease payments under these leases have been as follows:

	Millions of yen		
	At September 30, 2001		
	Capital lease	Operating lease	Total lease commitments
Lease-end year			
2003	¥ 5,029	¥ 4,070	¥ 9,099
2004	4,430	4,000	8,430
2005	3,120	4,270	7,390
2006	1,651	3,748	5,399
2007	1,180	3,699	4,879
Thereafter	1,620	2,938	4,558
Total minimum lease payments	17,030	¥ 22,725	¥ 39,755
Less: amounts representing interest	(1,463)		
Present value of net minimum capital lease payments	¥ 15,567		

	Millions of yen		
	At September 30, 2002		
	Capital lease	Operating lease	Total lease commitments
Lease-end year			
2003	¥ 11,848	¥ 1,721	¥ 13,569
2004	10,955	1,580	12,535
2005	7,867	1,460	9,327
2006	6,497	975	7,472
2007	1,809	790	2,599
Thereafter	2,513	2,264	4,777
Total minimum lease payments	41,489	¥ 8,790	¥ 50,279
Less: amounts representing interest	(3,333)		
Present value of net minimum capital lease payments	¥ 38,156		

	Millions of yen		
	At March 31, 2002		
	Capital lease	Operating lease	Total lease commitments
Lease-end year			
2003	¥ 5,941	¥ 1,665	¥ 7,606
2004	4,826	1,447	6,273
2005	3,577	1,230	4,807
2006	4,744	1,051	5,795
2007	1,745	822	2,567
Thereafter	2,900	2,556	5,456
Total minimum lease payments	23,733	¥ 8,771	¥ 32,504
Less: amounts representing interest	(3,055)		
Present value of net minimum capital lease payments	¥ 20,678		

7. Net Income (Loss) per Share

A reconciliation of basic net income (loss) per share before cumulative effects of changes in accounting principles and diluted net income (loss) per share before cumulative effects of changes in accounting principles is as follows:

	Millions of yen		
	Previous interim term	Interim term	Previous fiscal year
Net income (loss) before cumulative effects of changes in accounting principles	¥ (42,665)	¥ 2,123	¥ (80,621)
Effect of dilutive securities:			
1.8% Japanese yen convertible bonds, due 2004	—	—	—
Diluted net income (loss) before cumulative effects of changes in accounting principles	¥ (42,665)	¥ 2,123	¥ (80,621)
	Shares		
Average common shares outstanding, less treasury stocks	954,634,512	953,930,723	954,530,062
Dilutive effect of:			
1.8% Japanese yen convertible bonds, due 2004	—	—	—
Diluted common shares outstanding	954,634,512	953,930,723	954,530,062
	Yen		
Net income (loss) per share before cumulative effects of changes in accounting principles			
Basic	¥ (44.69)	¥ 2.23	¥ (84.46)
Diluted	¥ (44.69)	2.23	¥ (84.46)

1.8% Japanese yen convertible bonds, due 2004 (28,260,914 shares assuming that the bonds are fully converted), share subscription rights (950,000 shares assuming that the rights are totally exercised), and 4,450,000 treasury shares under the Company's stock option scheme were excluded from the above net diluted income (loss) per share calculations because the effect would have been antidilutive.

8. Commitments and Contingent Liabilities

[1] At September 30, 2001 and 2002 and at March 31, 2002, the consolidated companies were contingently liable for discounted and transferred receivables on a recourse basis with the financial institutions of ¥12,703 million, ¥14,342 million and ¥16,764 million, respectively, and also as guarantors of indebtedness of others, including letters of awareness and keep-well agreements aggregating ¥26,322 million, ¥24,489 million and ¥27,247 million including ¥1,953 million, ¥3,340 million and ¥1,948 million relating to affiliated companies. With regard to the sale of a subsidiary, the Company guarantees to the purchaser to pay up to ¥4,258 million as of September 30, 2001 and 2002 and at March 31, 2002 relating to the credit risk of subsidiary's outstanding receivables at the time of the sale. The management of the Company believes that losses from those contingent liabilities, if any, would not have a material effect on the consolidated financial statements.

[2] Commitments for capital expenditures outstanding at September 30, 2001 and 2002 and at March 31, 2002, aggregated approximately ¥2,400 million, ¥2,000 million and ¥2,900 million, respectively.

[3] The companies are involved in certain legal actions and claims arising in the ordinary course of their business. It is the opinion of management and legal counsel that such litigation and claims will be resolved without material effects on the companies' financial positions.

[4] The companies have business transactions with customers, dealers and associates around the world, and their trade receivables from and guarantees to such parties are well diversified to minimize concentration of credit risk. Management does not anticipate incurring losses on their trade receivables in excess of allowances provided for doubtful accounts.

9. Derivative Financial Instruments

Risk management policy

The companies are exposed to market risk primarily from changes in foreign currency exchange rates and interest rates with respect to debt obligations, international operations and foreign currency denominated credits and debts. In order to manage these risks that arise in the normal course of business, the companies enter into various derivative transactions for hedging pursuant to their policies and procedures. The companies do not enter into derivative financial transactions for trading or speculative purposes.

The companies have entered into interest rate swap and cap agreements, partly concurrent with currency swap agreements for the purpose of managing the risk resulting from changes in cash flow or fair value that arise in their interest rate and foreign currency exposure with respect to certain short-term and long-term debts and investment securities.

The companies operate internationally, which exposes the companies to foreign exchange risk against existing assets and liabilities and transactions denominated in foreign currencies
(principally the U.S. dollar and the euro). In order to reduce these risks, the companies execute forward exchange contracts and option contracts (purchased) based on their projected cash flow in foreign currencies.

The companies are exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments, but they do not expect any counterparties to fail to meet their obligations because of the high credit rating of the counterparties.

Fair value hedges

The companies use derivative financial instruments designated as fair value hedges to manage primarily interest rate and foreign exchange risks associated with debt obligations. Principally cross-currency swap, interest rate swap and foreign exchange contracts are used to hedge such risk for debt obligations.

Changes in fair value of the hedged debt obligations and derivative instruments designated as fair value hedge are offset and recognized in other expenses. For the interim term ended September 30, 2002, hedge ineffectiveness resulting from fair value hedging activities was not material to the companies' result of operations. During the same period, no fair value hedges were discontinued.

Cash flow hedges

The companies use derivative financial instruments designated as cash flow hedges to manage the companies' foreign exchange risks associated with forecast transactions and the companies' interest risks associated with debt obligations. For transactions denominated in foreign currencies, the companies typically hedges forecast and firm commitment exposures to the variability in cash flow basically up to one year. For the variable rate debt obligations, the companies enter into interest rate swap contracts to manage the changes in cash flows. The companies record the changes in fair value of derivative instruments designated as cash flow hedges in other comprehensive income (loss). These amounts are reclassified into earnings through interest and other income or expenses when the hedged items impact earnings. Approximately ¥536 million of existing gains included in accumulated other comprehensive income (loss) at September 30, 2002 will be reclassified into earnings within twelve months from that date. No cash flow hedges were discontinued during the interim term ended September 30, 2002 as a result of anticipated transactions whose occurrence is no longer probable.

Undesignated derivative instruments

The companies have entered into interest rate swap contracts not designated as hedging instruments under SFAS No. 133 as a means of managing the Company and its group companies' interest rate exposures for short-term and long-term debts. Forward contracts and option contracts (purchased) not designated as hedging instruments under SFAS No. 133 are also used to hedge certain foreign currency exposures. The changes in fair value of such instruments are recognized currently in earnings.

Notional principal amounts of derivative financial instruments outstanding at September 30, 2001, September 30, 2002 and March 31, 2002 are as follows.

	Millions of yen		
	Sept. 30, 2001	Sept. 30, 2002	Mar. 31, 2002
Forwards and options:			
Sale of foreign currencies	¥ 23,700	¥ 31,985	¥ 28,870
Purchase of foreign currencies	20,636	22,968	27,328
Option contracts (purchased)	2,017	4,017	3,171
Option contracts (sold)	—	1,238	—
Interest swap, currency swap and interest rate cap agreements	¥290,080	¥261,766	¥308,477

Net foreign currency transaction losses of ¥2,164 million, losses of ¥912 million, and losses of ¥1,109 million for the previous interim term-end, the interim term-end and the previous fiscal year-end respectively, were included in the determination of net income (loss).

10. The Fair Value of Financial Instruments

[1] Cash and Cash Equivalents, Time Deposits, Trade Notes and Accounts Receivables, Other Current Assets, Short-Term Debt, Trade Notes and Accounts Payable, and Other Current Liabilities

The carrying amount approximates fair value because of the short maturity of these instruments.

[2] Investment Securities

The fair values of investment securities available for sale are based on quoted market prices.

[3] Installment Receivables

The fair values of installment receivables are based on the present value of future cash flows through maturity, discounted using estimated current interest rates. The fair values computed on such a basis approximate the carrying amounts (Note 3).

[4] Derivative Financial Instruments

The fair values of derivative financial instruments, consisting principally of foreign currency contracts and interest swap agreements, are estimated by obtaining quotes from brokers.

The carrying amounts and the estimated fair values of the financial instruments, including financial instruments not qualifying as hedges, as of September 30, 2001, September 30, 2002 and March 31, 2002, are summarized as follows:

	Millions of yen					
	At September 30, 2001		At September 30, 2002		At March 31, 2002	
	Carrying amount	Estimated fair-value	Carrying amount	Estimated fair-value	Carrying amount	Estimated fair-value
Investment securities	¥ 57,098	¥ 57,098	¥ 43,170	¥ 43,170	¥ 50,651	¥50,651
Derivatives:						
Foreign exchange forward agreements:						
Assets	790	790	505	505	983	983
Liabilities	678	678	1,107	1,107	657	657
Interest rate swap, cross currency swap, and cap agreements:						
Assets	667	667	1,611	1,611	786	786
Liabilities	4,000	4,000	6,317	6,317	10,872	10,872

* Limitations

Fair value estimates are made at specific points in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment, and therefore cannot be determined with precision. Changes in assumptions could affect the estimates.

11. Lending Commitment

The Company and part of the consolidated subsidiaries enter into commitment contracts with financial institutions to make efficient raising of working capital. The balances of unexecuted borrowings as of September 30, 2002 and March 31, 2002 are ¥68,876 million and ¥72,626 million respectively.

12. Business Segment Information

Under SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, in deciding how to allocate resources and in assessing performance. The operating segments are managed separately because each operating segment represents a strategic business unit that offers different products and services.

The companies operate on a worldwide basis principally with three operating segments: 1) Construction and mining equipment, 2) Electronics, 3) Others.

[1] Operating segments

	Millions of yen					
	Previous interim term					
	Construction & mining equipment	Electronics	Others	Total	Eliminations and corporate	Consolidated
I Net sales and operating income (loss)						
Net sales						
(1) Customers	¥353,072	¥ 41,048	¥111,335	¥ 505,455	¥ -	¥ 505,455
(2) Intersegment	3,820	151	14,348	18,319	(18,319)	-
Total	356,892	41,199	125,683	523,774	(18,319)	505,455
Operating income (loss)	282	(4,850)	2,390	(2,178)	(3,142)	(5,320)
II Assets, depreciation costs, and capital expenditure						
Assets	836,855	186,226	241,184	1,264,265	36,165	1,300,430
Depreciation costs	18,051	9,092	3,772	30,915	14	30,929
Capital expenditure	20,241	2,843	5,606	28,690	-	28,690
	Interim term					
I Net sales and operating income (loss)						
Net sales						
(1) Customers	¥371,388	¥ 43,351	¥103,690	¥ 518,429	¥ -	¥ 518,429
(2) Intersegment	2,913	63	18,265	21,241	(21,241)	-
Total	374,301	43,414	121,955	539,670	(21,241)	518,429
Operating income (loss)	13,622	(46)	2,840	16,416	(2,056)	14,360
II Assets, depreciation costs, and capital expenditure						
Assets	853,190	173,414	227,869	1,254,473	46,900	1,301,373
Depreciation costs	21,090	7,235	3,933	32,258	-	32,258
Capital expenditure	23,568	5,095	6,223	34,886	-	34,886
	Previous fiscal year					
I Net sales and operating income (loss)						
Net sales						
(1) Customers	¥731,340	¥ 76,769	¥227,782	¥1,035,891	¥ -	¥1,035,891
(2) Intersegment	7,018	236	37,191	44,445	(44,445)	-
Total	738,358	77,005	264,973	1,080,336	(44,445)	1,035,891
Operating income (loss)	881	(14,925)	4,976	(9,068)	(4,153)	(13,221)
II Assets, depreciation costs, and capital expenditure						
Assets	879,732	181,746	231,287	1,292,765	47,517	1,340,282
Depreciation costs	36,442	17,235	6,217	59,894	-	59,894
Capital expenditure	46,354	18,927	9,187	74,468	-	74,468

Adjustments between the aggregate amount of income (loss) of each business segment and income (loss) before income taxes, minority interests and equity in earnings

	Millions of yen		
	Previous interim term	Interim term	Previous fiscal year
Total operating income (loss) before adjustment	¥ (2,178)	¥ 16,416	¥ (9,068)
Eliminations and corporate	(3,142)	(2,056)	(4,153)
Consolidated operating income (loss)	(5,320)	14,360	(13,221)
Interest receivable and other income	15,993	7,753	34,278
Interest payable	9,045	7,117	16,842
Other expenses	52,485	9,344	110,939
Net income (loss) before income taxes and minority interests	¥ (50,857)	¥ 5,652	¥ (106,724)

Notes: 1. Main products and business lines for each business segment are as follows.

a. Construction and mining equipment

Excavators, loaders, ground leveling and roadbed machinery, transporters, ground construction machinery, resource recycling machinery, engines, equipment and casting

b. Electronics

Electronic materials, telecommunication equipment, controlling and information equipment, and temperature adjustment equipment

c. Others

Metal forging and stamping presses, sheet metal presses, machine tools, industrial vehicles, logistics business, etc.

2. Transactions between segments are made at estimated arm's length prices.
3. Operating income (loss) represents net sales less cost of sales, and selling and general administrative expenses.
4. Recognizable assets are assets currently used for operating activities of each segment. Non-allocable assets consist mainly of cash and cash equivalents, marketable securities and investment securities held for the common purpose of all segments.
5. Impairment losses for long-lived assets in Electronics segment are included in other expenses for the interim period ended September 30, 2001 and the year ended March 31, 2002 in the amounts of ¥38,394 million and ¥52,242 million, respectively.

[2] Geographic information

Net sales recognized by sales destination for the interim periods ended September 30, 2001 and 2002 and the year ended March 31, 2002 are as follows.

	Millions of yen					
	Japan	Americas	Europe	Asia (excl. Japan) & Oceania	Middle East & Africa	Consolidated
Previous interim term	¥239,542	¥120,470	¥ 62,248	¥ 62,252	¥ 20,943	¥ 505,455
Interim term	211,924	128,118	71,728	78,875	27,784	518,429
Previous fiscal year	478,187	262,341	128,029	126,363	40,971	1,035,891

Sales and long-lived assets breakdown by region for the interim periods ended September 30, 2001 and 2002 and the year ended March 31, 2002 are as follows.

	Millions of yen				
	Previous interim term				
	Japan	Americas	Europe	Other regions	Consolidated
Net sales	¥ 280,025	¥ 125,362	¥ 53,401	¥ 46,667	¥ 505,455
Long-lived assets	316,528	103,072	10,941	31,012	461,553
	Interim term				
Net sales	¥ 260,179	¥ 131,364	¥ 64,817	¥ 62,069	¥ 518,429
Long-lived assets	315,983	109,022	13,211	32,972	471,188
	Previous fiscal year				
Net sales	¥ 564,537	¥ 266,701	¥108,191	¥ 96,462	¥ 1,035,891
Long-lived assets	309,315	115,812	13,913	31,701	470,741

Notes:
1. No individual country within Europe or other areas had a material impact on net sales or long-lived assets.
2. There were no sales to a single major external customer for the previous interim term ended September 30, 2001, the interim term ended September 30, 2002 and the previous fiscal year ended March 31, 2002.

The following information shows net sales and operating income (loss) recognized by geographic origin for the previous interim term ended September 30, 2001, the interim term ended September 30, 2002 and the previous fiscal year ended March 31, 2002. In addition to the disclosure requirements under SFAS No. 131, the Company discloses this information as supplemental information in light of the disclosure requirements of the Japanese Securities and Exchange Law, to which Japanese public companies are subject:

Geographical origin segment information

	Millions of yen						
	Previous interim term						
	Japan	Americas	Europe	Other regions	Total	Eliminations and corporate	Consolidated
I Net sales and operating income (loss)							
Net sales							
(1) Customers	¥280,025	¥125,566	¥ 53,401	¥ 46,463	¥ 505,455	¥ —	¥ 505,455
(2) Intersegment	56,317	7,608	4,566	3,092	71,583	(71,583)	—
Total	336,342	133,174	57,967	49,555	577,038	(71,583)	505,455
Operating income (loss)	(1,311)	(2,390)	1,388	(420)	(2,733)	(2,587)	(5,320)
II Assets	971,306	314,375	78,157	95,352	1,459,190	(158,760)	1,300,430
	Interim term						
I Net sales and operating income (loss)							
Net sales							
(1) Customers	¥260,179	¥131,572	¥ 64,817	¥ 61,861	¥ 518,429	¥ —	¥ 518,429
(2) Intersegment	78,912	6,381	4,733	4,190	94,216	(94,216)	—
Total	339,091	137,953	69,550	66,051	612,645	(94,216)	518,429
Operating income (loss)	10,043	107	1,707	3,122	14,979	(619)	14,360
II Assets	943,187	328,263	87,198	112,955	1,471,603	(170,230)	1,301,373
	Previous fiscal year						
I Net sales and operating income (loss)							
Net sales							
(1) Customers	¥564,537	¥267,111	¥108,191	¥ 96,052	¥ 1,035,891	¥ —	¥ 1,035,891
(2) Intersegment	125,525	17,070	9,682	6,869	159,146	(159,146)	—
Total	690,062	284,181	117,873	102,921	1,195,037	(159,146)	1,035,891
Operating income (loss)	130	(10,562)	3,077	(354)	(7,709)	(5,512)	(13,221)
II Assets	948,294	354,438	82,102	106,626	1,491,460	(151,178)	1,340,282

Notes:
1. Transfers between segments are made at estimated arm's length prices.
2. Operating income (loss) represents net sales less cost of sales and selling, general and administrative expenses. Identifiable assets are those assets used in the operations of each segment.
3. Unallocated corporate assets consist primarily of cash and cash equivalents and marketable investment securities maintained for general corporate purposes.

Overseas sales

	Millions of yen			
	Previous interim term (Apr. 1 to Sep. 30, 2001)			
	Americas	Europe	Other regions	Total
I Overseas sales	¥ 120,470	¥ 62,248	¥ 83,195	¥ 265,913
II Consolidated sales	—	—	—	505,455
III Percentage of overseas sales to consolidated sales	23.8	12.3	16.5	52.6

	Interim term (Apr. 1 to Sep. 30, 2002)			
I Overseas sales	¥ 128,118	¥ 71,728	¥ 106,659	¥ 306,505
II Consolidated sales	—	—	—	518,429
III Percentage of overseas sales to consolidated sales	24.7	13.8	20.6	59.1

	Previous fiscal year (Apr. 1, 2001 to Mar. 31, 2002)			
I Overseas sales	¥ 262,341	¥ 128,029	¥ 167,334	¥ 557,704
II Consolidated sales	—	—	—	1,035,891
III Percentage of overseas sales to consolidated sales	25.3	12.4	16.1	53.8

Notes:
1. Overseas sales are sales for customers in countries and regions other than Japan of the Company and its consolidated subsidiaries.
2. The regions are classified according to geographical criteria.
3. The principal countries and regions in the respective geographical categories are as follows:
   (1) Americas: USA
   (2) Europe: Germany and Britain
   (3) Other regions: China, Australia and Southeast Asia

13. Important Subsequent Events

In October 2002, the Company made Komatsu Forklift Co. Ltd. and Komatsu Zenoah Co., which are both listed companies, its wholly owned subsidiaries based on the share exchange agreement entered into by these companies in May 2002. Details of the share exchange agreement are as follows.

(1) Purpose of the share exchange:
A share exchange through which Komatsu Forklift and Komatsu Zenoah Co. became wholly owned subsidiaries of the Company

(2) Date on which the share exchange took place: October 1, 2002

(3) Method of share exchange:
The Company issued 23,690,638 ordinary shares of the Company to stockholders registered in the stockholder register of Komatsu Forklift Co. Ltd. at the last minute of the day preceding the date of the share exchange. In the same manner, the Company issued 16,131,721 ordinary shares of the Company to the stockholders of Komatsu Zenoah Co. However, share allotment was not made in respect of 63,917,151 ordinary shares of Komatsu Forklift Co. Ltd. and 29,185,541 ordinary shares of Komatsu Zenoah Co. held by the Company.

(4) The share exchange ratio:
0.394 share of the Company was allotted for 1 share of Komatsu Forklift Co. Ltd., and 0.658 share of the Company was allotted for 1 share of Komatsu Zenoah Co.

14. Terminology, Forms and Preparation Method of Consolidated Interim Financial Statements

Terms, forms and preparation method of consolidated interim financial statements are in conformity with US GAAP.

The main differences between US GAAP and its counterparts in Japan (Rules and regulations for preparation of consolidated interim financial statements amended by Cabinet Ordinance No.12) are as follows. Differences in income (loss) before income taxes, minority interests and equity in earnings resulting from adoption of varied standards are shown in brackets.

[1] Components of consolidated interim financial statements

Consolidated interim financial statements in Japan consist of consolidated interim balance sheet, consolidated interim income statement, consolidated interim statement of retained earnings, and consolidated interim cash flow statements and accompanying notes, while consolidated financial statements in accordance with US GAAP consist of consolidated balance sheet, consolidated income statement, consolidated capital and surplus statement (including accumulated amounts of other comprehensive income (loss)), and consolidated cash flow statement and accompanying notes. In accordance with US GAAP, the consolidated interim financial statement of the Company consists of the consolidated interim balance sheets, consolidated interim income statements, consolidated interim statement of shareholders' equity (including accumulated other comprehensive income (loss)), and consolidated interim cash flow statements and notes.

[2] Scope of consolidation

The scope of consolidation of subsidiaries in Japan is determined by actual controlling power and influence standards, but the relevant scope of consolidation in the USA is judged by the shareholding standards based on voting rights. The effect of the difference in the scope of consolidation of the Company is negligible.

[3] Method of representation

a. Forms of income statement

Income statement in Japan adopts a method of producing gross income on sale, operating income and ordinary income in steps (multiple step method), but in the USA the method of subtracting general costs from general revenue is generally adopted. Representation in this method is therefore adopted.

b. Extraordinary income (loss)

Income (loss) on sale of fixed assets, etc. is shown as extraordinary income (loss) in Japan. However, these items of the Company are not pertinent to extraordinary income (loss) under the US accounting standards. The current consolidated interim financial statements do not therefore show extraordinary income.

c. Representation of appropriated earnings for legal reserve

Representation of appropriated earnings for legal reserve is made in retained earnings together with other surpluses in Japan. However, in this consolidated interim financial statement, it is made separately in accordance with US GAAP.

d. Equity in earnings

Equity in earnings is shown under non-operating income (loss) in Japan, as it is related to investment. However, in this consolidated interim financial statements, it is shown below income (loss) before income taxes, minority interests and equity in earnings for the period in accordance with US GAAP.

[4] Accounting treatment standards

a. Deferred income from installment sales (loss of ¥1,805 million)

Income from installment sales in Japan can be deferred, but in these consolidated interim financial statements, income is recognized at the time of sale in accordance with US GAAP, and deferral treatment of income from installment sales is not made from the previous interim term.

b. Expenses for issuing new shares

Expenses for issuing new shares are treated as income and loss transactions, and can be treated as expenses when accrued in Japan, but in these consolidated interim financial statements, they are treated as a deducting item of capital reserve as expenses accompanying capital transactions in accordance with US GAAP.

c. Officers' bonuses (loss of ¥145 million)

Officers' bonuses are a profit appropriation item in Japan, but in these consolidated interim financial statements, they are treated as expenses as part of selling, general administrative expenses in accordance with US GAAP.

d. Expenses for pension and retirement benefits (income of ¥151 million)

Liability for pension and retirement benefits is calculated by pension actuarial calculation which is the same as that in accounting standards in the USA (projected unit cost method) to produce pension expenses (net amount) in Japan, but No.87 of SFAS adopts a corridor approach as the amortization method for unrecognized loss.

Retirement benefits other than pensions are accounted for as expenses accompanying provision of services by employees to companies. (See note 1)

e. Lease accounting (loss of ¥613 million)

Finance-lease transactions except for which titles to the leased items are deemed to be transferred to the lessee can be treated in line with normal lease transactions in Japan. However, leased assets pertinent to certain conditions are accounted for under fixed assets as capital lease, and leases of forklifts are accounted for as sales at the start of lease as sales type leases.

f. Long-lived assets

No.144 of the SFAS requires examination to be carried out relating to impairment, where long-lived assets and specified intangible assets which companies own or use have undergone an event so that an amount corresponding to book values of assets cannot be recovered or a change in the situation. No.144 also requires that long-lived assets and specified intangible assets which are expected to be disposed must be evaluated at the lower of the book value or a fair value which excludes expenses required for sale. There are no such assets which are pertinent to these rules for the current consolidated interim accounting period.

g. Business combination and goodwill (income of ¥38 million)

Goodwill is required to be amortized over a certain period in Japan, but No.142 of SFAS requires that amortization of goodwill not be carried out, but that impairment tests be conducted every year. In addition, it requires impairment tests, instead of amortization, on intangible assets for which a useful life cannot be recognized.

(2) Others

Not applicable

1. Nonconsolidated Interim Financial Statements

[1] Nonconsolidated interim balance sheets

	Millions of yen					
	Previous interim term-end (as of September 30, 2001)		Interim term-end (as of September 30, 2002)		Previous fiscal year-end (as of March 31, 2002)	
	Amount	% of total	Amount	% of total	Amount	% of total
(Assets)						
Current assets						
Cash on hand and in banks	¥ 8,430		¥ 28,156		¥ 25,957	
Notes receivable (Note 3)	7,200		5,351		6,643	
Accounts receivable—trade	150,589		124,609		150,890	
Inventories (Note 2)	52,937		55,115		50,354	
Short-term loans receivable	68,743		63,060		57,660	
Other current assets	24,766		31,387		34,227	
Allowance for doubtful receivables	(5,219)		(6,125)		(6,446)	
Total current assets	307,449	43.6	301,555	44.6	319,287	46.5
Fixed assets						
Tangible fixed assets (Note 1)						
Buildings and structures	46,784		43,606		44,785	
Machinery and equipment	29,784		26,525		28,266	
Land (Note 2)	46,402		44,442		44,570	
Other tangible fixed assets	17,847		15,537		16,608	
Total tangible fixed assets	140,818		130,112		134,231	
Intangible fixed assets	11,654		10,851		11,045	
Investments and other assets						
Investment securities	213,232		221,286		210,290	
Treasury stock	2,373		–		–	
Other investments	51,915		63,202		58,339	
Allowance for doubtful receivables	(437)		(3,411)		(2,067)	
Allowance for loss on investments	(22,383)		(46,953)		(45,203)	
Total investments and other assets	244,700		234,122		221,358	
Total fixed assets	397,173	56.4	375,087	55.4	366,635	53.5
Total assets	¥ 704,622	100.0	¥ 676,642	100.0	¥ 685,922	100.0

	Millions of yen					
	Previous interim term-end (as of September 30, 2001)		Interim term-end (as of September 30, 2002)		Previous fiscal year-end (as of March 31, 2002)	
	Amount	% of total	Amount	% of total	Amount	% of total
(Liabilities)						
Current liabilities						
Notes payable—trade (Note 3)	¥ 3,588		¥ 2,711		¥ 3,663	
Accounts payable—trade	70,655		58,155		70,513	
Short-term loans payable	9,141		7,505		11,145	
Commercial paper	-		-		4,000	
Deferred profit on installment sales	5,692		2,923		4,122	
Accrued bonuses	4,903		3,673		3,718	
Warranty reserve	4,144		4,712		4,111	
Other current liabilities	36,784		24,995		65,137	
Total current liabilities	134,909	19.1	104,677	15.5	166,412	24.3
Long-term liabilities						
Debenture bonds	35,000		65,000		35,000	
Convertible bonds	27,447		27,447		27,447	
Long-term loans payable	27,045		47,500		25,681	
Liabilities for retirement and pension benefits	33,374		10,748		10,723	
Liabilities for directors' retirement benefits	1,040		1,051		1,092	
Other long-term liabilities	796		702		746	
Total long-term liabilities	124,705	17.7	152,449	22.5	100,691	14.7
Total liabilities	259,614	36.8	257,126	38.0	267,103	38.9
(Shareholders' equity)						
Common stock	70,120	10.0	-	-	70,120	10.2
Capital surplus	109,337	15.5	-	-	109,337	15.9
Appropriated earning for legal reserve	18,029	2.6	-	-	18,029	2.6
Unappropriated retained earnings						
General reserve	245,597		-		245,597	
Unappropriated retained earnings (losses)	(3,714)		-		(26,496)	
Total unappropriated retained earnings	241,882	34.3	-	-	219,100	31.9
Unrealized gains on available-for-sale securities, net of tax	5,637	0.8	-	-	4,624	0.7
Treasury stock	-	-	-	-	(2,394)	(0.3)
Total shareholders' equity	445,007	63.2	-	-	418,818	61.1
Common stock	-	-	70,120	10.4	-	-
Capital surplus						
Additional paid-in capital	-		109,337		-	
Total capital surplus	-	-	109,337	16.2	-	-
Reserve surplus						
Appropriated earnings for legal reserve	-		18,029		-	
General reserve	-		199,884		-	
Unappropriated retained earnings	-		20,779		-	
Total retained earnings	-	-	238,693	35.3	-	-
Unrealized gains on available-for-sale securities, net of tax	-	-	4,217	0.6	-	-
Treasury stock	-	-	(2,853)	(0.4)	-	-
Total shareholders' equity	-	-	419,515	62.0	-	-
Total liabilities and shareholders' equity	¥ 704,622	100.0	¥ 676,642	100.0	¥ 685,922	100.0

[2] Nonconsolidated interim statements of income

	Millions of yen					
	Previous interim term (Apr. 1 to Sep. 30, 2001)		Interim term (Apr. 1 to Sep. 30, 2002)		Previous fiscal year (Apr. 1, 2001 to Mar. 31, 2002)	
	Amount	% of net sales	Amount	% of net sales	Amount	% of net sales
Net sales	¥ 183,367	100.0	¥ 174,491	100.0	¥ 382,908	100.0
Cost of sales	137,347	74.9	131,720	75.5	285,866	74.7
Gross profit margin before adjustment of deferred profit on installment sales	46,020	25.1	42,770	24.5	97,042	25.3
Adjustment of deferred profit on installment sales	(4,079)	(2.2)	(1,199)	(0.7)	(5,648)	(1.5)
Gross profit margin	50,099	27.3	43,969	25.2	102,690	26.8
Selling, general and administrative expenses	48,158	26.3	41,421	23.7	93,982	24.5
Operating income	1,941	1.1	2,548	1.5	8,708	2.3
Non-operating income						
Interest received	617		543		1,141	
Other non-operating income	5,681		6,284		8,285	
Subtotal	6,298	3.4	6,828	3.9	9,427	2.5
Non-operating expenses						
Interest paid	348		302		754	
Other non-operating expenses	5,303		4,209		13,586	
Subtotal	5,652	3.1	4,512	2.6	14,341	3.7
Ordinary income	2,587	1.4	4,864	2.8	3,794	1.0
Special income						
Gain on sale of land	1,097		0		11,967	
Gain on sale of investment securities	588		2,072		1,249	
Gain on sale of shares of subsidiaries	—		1		—	
Gain on sale of investment in affiliates	—		—		74	
Subtotal	1,685	0.9	2,074	1.2	13,290	3.5
Special losses						
Loss on sale of land	57		—		57	
Devaluation loss of investment securities	4,526		618		7,547	
Devaluation loss of subsidiaries' shares	24,376		—		24,376	
Provision for loss on investments	15,155		1,770		38,022	
Expenses for restructuring (Note 1)	—		—		21,540	
Subtotal	44,116	24.1	2,389	1.4	91,544	23.9
Income (loss) before income taxes	(39,843)	(21.7)	4,549	2.6	(74,460)	(19.4)
Income taxes—current	26	0.0	26	0.0	44	0.0
Foreign taxes refunded	—	—	—	—	327	0.1
Income taxes—deferred	(17,959)	(9.8)	97	0.1	(32,349)	(8.4)
Net income (loss)	(21,909)	(11.9)	4,426	2.5	(41,828)	(10.9)
Appropriated retained earnings brought forward	18,195		16,353		18,195	
Dividends paid	—		—		2,863	
Unappropriated retained earnings at end of the period (undisposed deficits)	¥ (3,714)		¥ 20,779		¥ (26,496)	

Basis of presenting non-consolidated interim financial statements

Interim term (Apr. 1 to Sep. 30, 2002)

1. Valuation of assets

(1) Securities

Securities to be held to maturity are stated at amortized cost (the straight line method).

Shares in subsidiaries and affiliated companies are stated at cost by the moving average method.

Other securities

With market quotations: stated at fair market value based on market prices at the period end date of the interim period. (Valuation difference is directly charged to shareholders' equity, and cost of sales is calculated by the moving average method.)

Without market quotations: stated at cost by the moving average method

(2) Derivatives

At fair market value

(3) Inventories

Finished products and merchandise (excluding supplementary parts and real estate for sale) and work in process are valued at the lower of cost or market by the individual identification method. Supplementary parts are valued at the lower of cost or market by the LIFO method. Real estate for sale is valued at cost by the individual identification method, and parts, raw materials and stored goods are stated at the lower of cost or market by the average method.

2. The depreciation of fixed assets

(1) Tangible fixed assets

The declining balance method

The useful lives of fixed assets are as follows.

Buildings	5-50 years
Structures	5-60 years
Machinery and equipment	5-17 years
Tools, furniture and fixtures	2-15 years

(2) Intangible fixed assets

The straight line method

Software for internal use is amortized using the straight line method over 5 years, the in-house usable period.

3. Provisions for allowances

(1) Allowance for doubtful receivables

Provision for credit losses is made at historical credit loss ratios for non-specified credits and at estimated uncollectible amounts for specified claims such as claims feared to become uncollectible by examining the possibility of collection of individual claims.

(2) Allowance of loss on investments

Provisions for losses relating to investment in non-listed companies in Japan and abroad are made in consideration of asset qualities of the invested companies and fluctuations of exchange rates, etc. in the countries where they are located.

(3) Accrued bonuses

Provisions for accrued bonuses are made based on the estimated amount to be paid to employees for the amount attributable for the interim term.

(4) Warranty reserve

Provisions for expenses required for services after product sales are made in the amount deemed necessary on the basis of previous data.

(5) Liabilities for retirement and pension benefits

Provision is made at the amounts deemed to have been incurred at the end of the reporting interim period on the basis of liability of pension and retirement benefits and estimated amounts of pension assets at the end of the reporting interim period. (As regards to the corporate pension system, the amount of pension assets exceeds the amount of liability of pension and retirement benefits. ¥2,223 million of prepaid pension expenses are therefore accounted for in "Others" under "Investment and other assets.")

Prior service cost is treated as expenses in the fiscal year in which they were incurred.

Actuarial differences will be expensed on a pro rata basis by the straight line method over a certain number of years (10 years) within the average remaining service period of employees as at the time of occurrence in each fiscal year from the subsequent fiscal year following the fiscal year in which they are incurred.

(6) Liabilities for directors' retirement benefits

Provisions for directors' retirement benefits are accounted for at an amount required for the interim term-end on the basis of internal rules.

4. Translation of foreign currency denominated assets and liabilities

Foreign currency denominated monetary debts and credits are translated into yen at the spot exchange rates at the closing date of the interim period, and exchange gains or losses are charged to income.

5. Lease transactions

Finance-lease transactions except for those where the titles to the leased items are deemed to be transferred to lessee are treated in line with the method for normal lease transactions.

6. Hedge accounting

(1) Method for hedge accounting

Deferred hedge treatment is adopted. Forward exchange contracts are employed when they match the criteria for exceptional treatment.

(2) Hedge instruments and items to be hedged

Hedge instruments: exchange futures contracts

Items to be hedged: foreign currency denominated debts and credits

(3) Hedge policy

Exchange fluctuation risk is hedged under risk control policy. Foreign exchange contracts are comprehensively arranged at the pre-determined rate of aggregate amount of expected foreign currency denominated receivables.

(4) Evaluation method of hedge effectiveness

This is judged on the basis of exchange fluctuations of assets and liabilities to be hedged and hedge instruments for a period from the start of a hedge to the time at which effectiveness is judged.

7. Other significant matters for preparation of financial statements

(1) Accounting for consumption taxes, etc.

The Company adopts an accounting method in which consumption taxes are not included. The balance of prepaid consumption taxes, offset against consumption taxes payable at the end of the interim period is included in "Others" under "Current assets."

(2) Amounts of income taxes payable are calculated for the reporting interim accounting period as if reversals of reserve for reduction entry of acquisition costs, reserve for special depreciation and reserve for loss on overseas investments were made in disposal of retained earnings as planned for the fiscal year.

Part 2 Information on Companies by which the Liabilities of the Filing Company are Guaranteed

Not applicable